CPA®:17 GLOBAL | 2009 Annual Report
Corporate Property Associates 17 – Global

Investing for the long run™


A MEMBER OF THE
W. P. CAREY
GROUP


COACH
national
express

Financial Highlights

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	PERIOD ENDED DECEMBER 31, 2007[1]	YEARS ENDED DECEMBER 31, 2008	2009
Operating Data[2]			
Revenues	–	$9,680	$50,193
Net loss attributable to CPA®:17 – Global shareholders[3]	(106)	(1,247)	(7,701)
Cash flow (used in) provided by operating activities	(17)	4,443	32,240
Cash distributions paid	–	5,196	27,193
Per Share Data			
Distributions declared	.08	.56	.63
Balance Sheet Data			
Total assets	$2,944	$479,072	$1,067,872
Long-term obligations[4]	–	137,181	308,830

1 For the period from inception (February 20, 2007) to December 31, 2007.

2 Certain prior year balances have been retrospectively adjusted for the adoption of recent accounting guidance for noncontrolling interests.

3 Net loss attributable to CPA®:17 – Global shareholders in 2009 reflected certain impairment charges. See Note 11 to the Consolidated Financial Statements.

4 Represents mortgage obligations and deferred acquisition fee installments.

This Annual Report and the financials highlighted above contain references to non-GAAP financial measures, including EBITDA, AFFO and Adjusted Cash Flow from Operating Activities. • EBITDA – Represents earnings before interest, taxes, depreciation and amortization. • AFFO – Represents funds from operations as defined by the National Association of Real Estate Investment Trusts adjusted to include the impact of certain non-cash charges to net income. • Adjusted Cash Flow from Operating Activities – Represents GAAP cash flow from operations adjusted primarily to reflect certain timing differences, cash distributions received from unconsolidated joint ventures in excess of our equity investment in the joint ventures, and cash distributions we make to our noncontrolling partners in joint ventures that we consolidate. • We believe that these non-GAAP financial measures are useful supplemental measures that assist investors to better understand the underlying performance of our business segments. These non-GAAP financial measures do not represent net income or cash flow from operating activities that are computed in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as an indicator of our financial performance. These non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Please reference the Form 8-K, which was filed on March 26, 2010, and is available on our Web site at www.cpa17global.com, for a reconciliation of these non-GAAP financial measures to our consolidated financial statements.

CPA®:17 – Global seeks to provide investors with increasing distributions and long-term investment growth by focusing primarily on tenant creditworthiness, acquiring critical operating assets and investing in a broadly diversified portfolio of real estate assets. Through this approach, we strive to protect investors in all market cycles.

Dear Fellow Shareholders



Wm. Polk Carey founded the Corporate Property Associates series of investment programs 30+ years ago with the intention of creating an investment product that worked in good times and in bad. CPA®:17 – Global follows that tradition today, implementing W. P. Carey's disciplined investing strategy, seeking out diverse, quality opportunities in an effort to produce measurable results for our investors.

Disciplined Investing

We employ the same fundamental investment premise that W. P. Carey has used since it opened its doors in 1973. Through the sale and leaseback of corporate facilities, we provide companies with the capital to grow and enhance their businesses.

Every net lease investment we structure goes through a rigorous underwriting process: our investment team analyzes the creditworthiness of the tenant and the criticality and fundamental value of the assets and then tests the structure and pricing under a range of economic and business scenarios. Our Investment Committee—a group of independent investment professionals with more than 200 years of combined institutional and transactional experience—then has the final say on whether we make the investment. The Investment Committee review and approval mechanism has been an integral part of the acquisition process since W. P. Carey's founding.

We seek to build our portfolio by using moderate, non-recourse leverage to finance our investments, which means that if we default on a mortgage loan obligation, our exposure is limited to our equity invested in that property. In addition, adhering to the W. P. Carey motto of investing for the long run, we secure long-term leases; our weighted average lease term for the portfolio as of December 31, 2009, was approximately 17 years.

We believe in diversifying our portfolio by industry, tenant and geography in order to reduce risk by limiting our exposure to any one industry, tenant or region. To date, our portfolio consists of 19 tenants in 11 industries located in 16 states, Germany, Hungary, Poland, Spain and the United Kingdom.

Fundraising and Investing

We continue fundraising today in order to provide our investors continued access to income-oriented products and to afford our investments team a solid capital base with which to structure transactions. While fundraising trends are difficult to predict, our recent fundraising has continued to strengthen. As of March 26, 2010, we have raised more than $900 million and generally, month-over-month fundraising increased in 2009; we raised $142 million in the fourth quarter, which represented increases of 98%, 41% and 14% over the first, second and third quarters of 2009, respectively.

During 2009, we completed investments totaling $383 million and obtained non-recourse mortgage financing totaling $119 million on these investments. Investments included the $225 million in sale-leaseback financing we and our affiliates provided to The New York Times Company, a $94 million sale-leaseback transaction with the world's third-largest retailer Tesco plc in which we acquired its Hungarian logistics facilities and $55 million (of a total $104 million transaction—we completed the second $49 million tranche in February 2010) with Spanish supermarket operator Eroski for 13 supermarkets throughout northern Spain. Our portions of these transactions were 55%, 49% and 100%, respectively. International investments composed 29% of our total investments during 2009, as compared to 43% during 2008, and we expect that international transactions will continue to form a significant portion of the investments we make going forward.

2010 and Beyond: Opportunities

We see opportunity in the market today: improving financing markets, rebounding real estate and increased fundraising. With capital to invest, companies looking for financing alternatives, decreased competition and deals in the pipeline, we are seizing these opportunities and using the same disciplined, long-term, credit-driven investment approach W. P. Carey has been using for more than 35 years to close transactions both in the United States and in Europe. We believe today is an excellent time for us to be investing in long-term net-leased assets.

As we navigate through the changing environment, we will continue striving to conservatively invest and manage this diversified portfolio, look for new opportunities and provide our investors with a steady source of income. We thank you all for your continued confidence and support.

With best regards,

Wm. Polk Carey	Gordon F. DuGan	Jan F. Kärst
Chairman	Chief Executive Officer	President



Actebis AG
Bad Wünnenberg, Germany
Soest, Germany

Angelica Corporation
14 sites throughout the south and western United States

Berry Plastics Corporation
Baltimore, MD
Evansville, IN
Lawrence, KS

Curtiss-Wright
Cincinnati, OH
Middleburg Heights, OH

Eroski
29 sites throughout northern Spain

Flexmag Industries, Inc.
Norfolk, NE

Frontier Spinning Mills
Mayodan, NC
Sanford, NC

Kronos Foods, Inc.
Glendale Heights, IL

Laureate Education, Inc.
Chicago, IL

Life Time Fitness, Inc.
Columbia, MD
Scottsdale, AZ

Mori Seiki Co., Ltd.
Hoffman Estates, IL

National Express
Digbeth, Birmingham, United Kingdom

The New York Times Company
New York, NY

Obi
Gorzów, Wielkopolski, Poland

Sabre Industries, Inc.
Alvarado, TX
Bossier City, LA

Tesco
Gyál and Herceghalom, Hungary

US Oncology, Inc.
The Woodlands, TX

Wagon Automotive
Nagold, Germany

Waldaschaff Automotive GmbH
Waldaschaff, Germany

As of 3/31/10

Financial Highlights

TABLE OF CONTENTS

Selected Financial Data

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	YEARS ENDED DECEMBER 31, 2009	2008	PERIOD ENDED 12/31/2007[a]
Operating Data[b]			
Total revenues	**$ 50,193**	$ 9,680	$ —
Net income (loss)[c]	**2,180**	(1,650)	(106)
(Less) Add: Net (income) loss attributable to noncontrolling interests	**(9,881)**	403	—
Net loss attributable to CPA®17 — Global shareholders	**(7,701)**	(1,247)	(106)
Loss per share:			
Net loss attributable to CPA®:17 — Global shareholders	**(0.14)**	(0.07)	(4.76)
Cash distributions declared per share	**0.6324**	0.5578	0.0792
Balance Sheet Data			
Total assets	**$1,067,872**	$ 479,072	$ 2,944
Net investments in real estate[d]	**698,332**	273,314	8
Long-term obligations[e]	**308,830**	137,181	—
Other Information			
Cash provided by (used in) operating activities	**$ 32,240**	$ 4,443	$ (17)
Cash distributions paid	**27,193**	5,196	—
Payment of mortgage principal[f]	**4,494**	540	—

(a) For the period from inception (February 20, 2007) to December 31, 2007.

(b) Certain prior year balances have been retrospectively adjusted for the adoption of recent accounting guidance for noncontrolling interests.

(c) Net income in 2009 reflects impairment charges totaling $26.8 million, inclusive of amounts attributable to noncontrolling interests totaling $2.8 million.

(d) Net investments in real estate consists of net investments in properties, net investment in direct financing leases, equity investments in real estate and real estate under construction, as applicable.

(e) Represents mortgage obligations and deferred acquisition fee installments.

(f) Represents scheduled mortgage principal payments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of financial condition and results of operations ("MD&A") is intended to provide the reader with information that will assist in understanding our financial statements and the reasons for changes in certain key components of our financial statements from period to period. MD&A also provides the reader with our perspective on our financial position and liquidity, as well as certain other factors that may affect our future results.

BUSINESS OVERVIEW

As described in more detail in Item 1 of our annual report on Form 10-K, we are a publicly owned, non-actively traded REIT that invests primarily in commercial properties leased to companies domestically and internationally. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions and other factors. We earn revenue principally by leasing the properties we own to single corporate tenants, on a triple-net lease basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, contractual rent increases, tenant defaults and sales of properties. We were formed in 2007 and are managed by the advisor.

FINANCIAL HIGHLIGHTS

(IN THOUSANDS)	YEARS ENDED DECEMBER 31, 2009	2008	PERIOD FROM INCEPTION (FEBRUARY 20, 2007) THROUGH DECEMBER 31, 2007
Total revenues	**$50,193**	$ 9,680	$ —
Net loss attributable to CPA®:17 — Global shareholders	**(7,701)**	(1,247)	(106)
Cash flow provided by (used in) operating activities	**32,240**	4,443	(17)

Total revenues and cash flow provided by operating activities for 2009 reflect the results of our investment activity during 2009 and 2008.

For 2009, net loss attributable to CPA®:17 — Global shareholders reflects the recognition of other-than-temporary impairment charges totaling $26.8 million on our CMBS and real estate investments, inclusive of amounts attributable to noncontrolling interests of $2.8 million (Note 7 and 11). For 2008, net loss attributable to CPA®:17 — Global shareholders reflects an other-than-temporary impairment charge of $2.1 million recognized on an equity investment in real estate and an unrealized loss of $1.4 million, inclusive of amounts attributable to the noncontrolling interest holder of $0.5 million, to write down the value of an embedded credit derivative.

We consider the performance metrics listed above as well as certain non-GAAP performance metrics to be important measures in the evaluation of our results of operations, liquidity and capital resources. We evaluate our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objectives of funding distributions to shareholders and increasing equity in our real estate.

CURRENT TRENDS

As of the date of this Report, we believe we are seeing an easing of the global economic and financial crisis that has severely curbed liquidity in the credit and real estate financing markets during recent periods, although the full magnitude, effects and duration of the crisis cannot be predicted. As a result of improving economic conditions, we have seen an improvement in investment opportunities and financing conditions both domestically and internationally, although generally at lower loan to value ratios than in prior periods, and continued improvement of our capital fundraising. However, the continuing effects of the challenging economic environment have also resulted in some negative trends affecting our business. These trends include continued tenant defaults and low inflation rates, which will likely limit rent increases in upcoming periods because most of our leases provide for rent adjustments indexed to changes in the CPI; and higher impairment charges.

Despite recent indicators that the economy is beginning to recover, the current trends that affect our business segments remain dependent on the rate and scope of the recovery, rendering any discussion of the impact of these trends highly uncertain. Nevertheless, at the date of this Report, the impact of current financial and economic trends on our business, and our response to those trends, is presented below.

Investment Opportunities

Our ability to complete investments fluctuates based on the pricing of transactions and the availability of financing, among other factors. During 2009, pricing on sale-leaseback investment opportunities generally became more attractive, and we expect continued attractive pricing to continue in 2010 if economic conditions continue to improve. We believe that our sale-leaseback transactions can be an attractive alternative source of financing for corporations that have difficulty obtaining financing through traditional channels, and we are seeing increased demand for our services. We were able to obtain financing on many of our investments during 2009 and, when financing was unavailable, we were able to achieve desired returns that allowed us to complete transactions without financing. In addition, due to the recent volatility in the investment environment, we believe we are benefiting from a decreased level of competition for the investments we make, both domestically and internationally.

During 2009, we completed investments totaling $486.8 million, including a transaction with The New York Times Company totaling $233.7 million and a contribution to an equity investment in real estate of $45.9 million. Our total investments and our investment in the New York Times transaction are each inclusive of amounts attributable to noncontrolling interests of $104.1 million. International investments comprised 29% of our total investments during 2009, as compared to 43% during 2008. We currently expect that international transactions will continue to form a significant portion of the investments we make, although the percentage of international investments in any given period may vary.

Financing Conditions

Conditions in the real estate financing markets impact our ability to complete investments. Despite the recent weak financing environment, which has resulted in lenders for both domestic and international investments offering loans at shorter maturities, with lower loan to value ratios and subject to variable interest rates, we have begun to see some improvements in the financing markets and to date have been successful obtaining financing for new transactions. We generally attempt to obtain interest rate caps or swaps to mitigate the impact of variable rate financing. During 2009, we obtained mortgage financing totaling $171.7 million, inclusive of amounts attributable to noncontrolling interests totaling $63.2 million, with a weighted average annual interest rate and term of up to 8.3% and 6.1 years, respectively. Included in this amount is $119.8 million of mortgage financing obtained in connection with the New York Times transaction, inclusive of amounts attributable to noncontrolling interests totaling $53.9 million. Additionally, two unconsolidated ventures in which we hold a 50% and 49% interest obtained mortgage financing of $29.0 and $49.5 million, respectively, with a weighted average annual interest rate and term of up to 8.0% and 5.9 years, respectively.

Neither we nor our unconsolidated ventures have any balloon payments scheduled until 2012. Our property level debt is generally non-recourse, which means that if we default on a mortgage loan obligation, our exposure is limited to our equity invested in that property.

Corporate Defaults

Some of our tenants have experienced financial stress, and we expect that this trend may continue, albeit at a less severe rate, in 2010. Corporate defaults can reduce our results of operations and cash flow from operations.

Tenants in financial distress may become delinquent on their rent and/or default on their leases and, if they file for bankruptcy protection, may reject our lease in bankruptcy court, all of which may require us to incur impairment charges. Even where a default has not occurred and a tenant is continuing to make the required lease payments, we may restructure or renew leases on less favorable terms, or the tenant's credit profile may deteriorate, which could affect the value of the leased asset and could in turn require us to incur impairment charges. Based on tenant activity during 2009, including lease amendments and lease rejections in bankruptcy court, we currently expect that 2010 lease revenue from existing tenants will decrease by approximately 4% on an annualized basis, as compared with 2009 lease revenue. However, this amount may increase or decrease based on additional tenant activity and changes in economic conditions, both of which are outside of our control. If the North American and European economic zones continue to experience the improving economic conditions that they have experienced recently, we would expect to see an improvement in the general business conditions for our tenants, which should result in less stress for them financially. However, if economic conditions deteriorate, it is possible that our tenants' financial condition will deteriorate as well.

In May 2009, our former tenant, Wagon Automotive GmbH, terminated its lease with us and a successor company, Waldaschaff Automotive GmbH, took over the business and has been paying rent to us, albeit at a significantly reduced rate, while new lease terms are being negotiated. At the date of this Report, Waldaschaff Automotive is operating under the protection of the insolvency administrator. A second tenant, Wagon Automotive Nagold GmbH, has not filed for bankruptcy, and while it briefly ceased making rent payments during the second quarter of 2009, it subsequently resumed paying rent to us substantially in accordance with the terms stated in its lease. In October 2009 we terminated the existing lease and signed a new lease with Wagon Automotive Nagold GmbH on substantially the same terms. During 2009, we recognized impairment charges totaling $8.3 million related to these properties, inclusive of $2.8 million attributable to the holder of a 33% noncontrolling interest in the properties. Impairment charges do not necessarily reflect the true economic loss caused by the default of a tenant, which may be greater or less than the impairment amount.

To mitigate these risks, we have invested in assets that we believe are critically important to a tenant's operations and have attempted to diversify our portfolio by tenant and tenant industry. We also monitor tenant performance through review of rent delinquencies as a precursor to a potential default, meetings with tenant management and review of tenants' financial statements and compliance with any financial covenants. When necessary, our asset management process includes restructuring transactions to meet the evolving needs of tenants, re-leasing properties, refinancing debt and selling properties, where possible, as well as protecting our rights when tenants default or enter into bankruptcy.

Fundraising

We began fundraising in December 2007. While fundraising trends are difficult to predict, our recent fundraising has continued to strengthen. We generally experienced increases in our month over month fundraising results in 2009, and raised $141.5 million in the fourth quarter of 2009, which represented an increase of 98%, 41% and 14% over the first, second and third quarters of 2009, respectively. Since beginning fundraising, we have raised more than $900 million through the date of this Report. We have made a concerted effort to broaden our distribution channels and are beginning to see a greater portion of our fundraising come from multiple channels as a result of these efforts. We expect these trends to continue in 2010.

Commercial Mortgage-Backed Securities

We acquired several CMBS investments in 2008 for an aggregate cost of $20.0 million, representing a $13.3 million discount to their face value at the time of acquisition. These investments have final expected payout dates ranging from 2017 to 2020.

The credit crisis and recent volatility in the financial markets have resulted in a lack of liquidity for CMBS investments. The estimated fair value of our CMBS investments was $3.8 million at December 31, 2009, as compared with an estimated fair value of $4.6 million at December 31, 2008. During the fourth quarter of 2009, as a result of increased delinquencies in our CMBS portfolio and our expectation of future credit losses, we determined that the sustained decline in the estimated fair value of these investments was other-than-temporary. Accordingly, we recognized other-than-temporary impairment charges totaling $17.1 million related to our CMBS portfolio, of which $15.6 million related to expected credit losses was recognized in earnings and $1.5 million related to the illiquidity of these assets was recognized in Other comprehensive loss in equity. Until financial markets recover, we expect that values for CMBS investments will remain subject to continued volatility.

Redemptions and Distributions

We experienced higher-than-expected levels of share redemptions during 2009. While higher levels of redemptions consume cash, we have actively conserved our capital by restraining dividend increases. For the fourth quarter of 2009, we did not increase our quarterly distribution from the distribution paid in the third quarter. To date, we have not experienced conditions that have affected our ability to continue to pay distributions.

Inflation and Foreign Exchange Rates

Our leases generally have rent adjustments based on formulas indexed to changes in the CPI or other similar indices for the jurisdiction in which the property is located. Because these rent adjustments may be calculated based on changes in the CPI over a multi-year period, changes in inflation rates can have a delayed impact on our results of operations. We expect that rent increases will be limited in coming years as a result of the current historically low inflation rates in the U.S. and the Euro zone.

We have foreign investments and as a result are subject to risk from the effects of exchange rate movements. Because we generally place both our debt obligation to the lender and the tenant's rental obligation to us in the same currency, our results of foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to foreign currencies; that is, a weaker U.S. dollar will tend to increase both our revenues and our expenses, while a stronger U.S. dollar will tend to reduce both our revenues and our expenses.

The average rate for the U.S. dollar in relation to the Euro strengthened by approximately 5% during 2009 in comparison to 2008, resulting in a modestly negative impact on our results of operations for Euro-denominated investments in the current year. Investments denominated in the Euro accounted for approximately 23% and 37% of our annualized lease revenues for 2009 and 2008, respectively. To the extent foreign currency exchange rates are in line with 2008 and 2009 levels, they will have a minimal impact on our financial conditions and results of operations. However, significant shifts in the value of the Euro could have a material impact on our future results. For example, in the first two months of 2010, the dollar has strengthened significantly relative to the Euro.

HOW WE EVALUATE RESULTS OF OPERATIONS

We evaluate our results of operations with a primary focus on our ability to generate cash flow necessary to meet our objectives of funding distributions to shareholders and increasing our equity in our real estate. As a result, our assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income for comparable periods but have no impact on cash flows, and to other non-cash charges, such as depreciation and impairment charges.

We consider cash flows from operating activities, cash flows from investing activities, cash flows from financing activities and certain non-GAAP performance metrics to be important measures in the evaluation of our results of operations, liquidity and capital resources. Cash flows from operating activities are sourced primarily from long-term lease contracts. These leases are generally triple net and mitigate, to an extent, our exposure to certain property operating expenses. Our evaluation of the amount and expected fluctuation of cash flows from operating activities is essential in assessing our ability to fund operating expenses, service debt and fund distributions to shareholders.

We consider cash flows from operating activities plus cash distributions from equity investments in real estate in excess of equity income, less cash distributions paid to consolidated joint venture partners, as a supplemental measure of liquidity in evaluating our ability to sustain distributions to shareholders. We consider this measure useful as a supplemental measure to the extent the source of distributions in excess of equity income in real estate is the result of non-cash charges, such as depreciation and amortization, because it allows us to evaluate such cash flows from consolidated and unconsolidated investments in a comparable manner. In deriving this measure, we exclude cash distributions from equity investments in real estate that are sourced from the sales of the equity investee's assets or refinancing of debt because we deem them to be returns of investment and not returns on investment.

We focus on measures of cash flows from investing activities and cash flows from financing activities in our evaluation of our capital resources. Investing activities typically consist of the acquisition or disposition of investments in real property and the funding of capital expenditures with respect to real properties. Financing activities primarily consist of the payment of distributions to shareholders, obtaining non-recourse mortgage financing, generally in connection with the acquisition or refinancing of properties, and making mortgage principal payments. Our financing strategy is to attempt to purchase substantially all of our properties with a combination of equity and non-recourse mortgage debt. A lender on a non-recourse mortgage loan generally has recourse only to the property collateralizing such debt and not to any of our other assets. We expect that this strategy will allow us to diversify our portfolio of properties and, thereby, limit our risk.

RESULTS OF OPERATIONS

We were formed in 2007 and have a limited operating history. The results of operations presented below for the year ended December 31, 2009 are not expected to be representative of future results because we anticipate that our asset base will increase substantially as we continue to raise capital and invest the proceeds of our initial public offering. We entered into our first consolidated investment in June 2008 and recorded minimal property-related revenues and expenses during the year ended December 31, 2008. As our asset base increases, we expect that property-related revenues and expenses, as well as general and administrative expenses and other revenues and expenses, will increase.

We are dependent upon proceeds received from our initial public offering to conduct our proposed activities. The capital required to make investments will be obtained from the offering and from any mortgage indebtedness that we may incur in connection with our investment activity.

We own interests in consolidated ventures ranging from 49% to 70%, including our 55% interest in the New York Times Company transaction. Although we consolidate the results of operations of these ventures, because our effective ownership interests in these ventures are low, a significant portion of the results of operations from these ventures is reduced by our noncontrolling partners' interests.

Our evaluation of the sources of lease revenues is as follows (in thousands):

	YEARS ENDED DECEMBER 31,	
	2009	2008
Rental income	$ 18,333	$ 6,630
Interest income from direct financing leases	29,117	1,392
	$47,450	$8,022

The following table sets forth the net lease revenues (i.e., rental income and interest income from direct financing leases) that we earned from lease obligations through our direct ownership of real estate (in thousands):

	YEARS ENDED DECEMBER 31,	
LESSEE (DATE ACQUIRED)	2009	2008
The New York Times Company (3/2009)[a]	$21,751	$ —
Life Time Fitness, Inc. (9/2008)	6,847	1,712
Frontier Spinning Mills, Inc. (12/2008)[a]	4,469	12
Actebis Peacock GmbH (7/2008)[a] [b]	4,143	2,065
Waldaschaff Automotive GmbH and Wagon Automotive Nagold GmbH (8/2008)[a] [b] [c]	3,662	1,695
Laureate Education, Inc. (7/2008)	2,893	1,325
Sabre Communications Corporation and Cellxion, LLC (8/2008)	2,578	1,083
Other[b] [d]	1,107	130
	$47,450	$8,022

(a) These revenues are generated in consolidated ventures, generally with our affiliates, and include lease revenues applicable to noncontrolling interests totaling $14.0 million and $1.2 million for the years ended December 31, 2009 and 2008, respectively.

(b) Amounts are subject to fluctuations in foreign currency exchange rates.

(c) Wagon Automotive GmbH terminated its lease with us in May 2009 and a successor company, Waldaschaff Automotive GmbH, took over the business and has been paying rent to us, albeit at a significantly reduced rate, while new lease terms are being negotiated. While Wagon Automotive Nagold GmbH has not filed for bankruptcy, in October 2009, we terminated the existing lease and signed a new lease with Wagon Automotive Nagold GmbH on substantially the same terms (Note 10).

(d) Investments acquired between February 2008 and December 2009.

In addition, we recognize income from two equity investments in real estate, of which lease revenues are a significant component. We own a 50% interest in a venture that leases properties to Berry Plastics and a 49% interest in a venture that leases properties to Tesco plc. The Berry Plastics venture earned total net lease revenues of $6.6 million, $6.7 million and $0.2 million in 2009, 2008 and 2007, respectively. We increased our interest in the Berry Plastics venture from the initial 0.01% interest acquired in December 2007 to 50% in May 2008. The Tesco venture, which we acquired in July 2009, earned total net lease revenues of $3.4 million in 2009. Amounts provided are the total amounts attributable to the ventures and do not represent our proportionate share.

LEASE REVENUES

Our net leases generally have rent adjustments based on formulas indexed to changes in the CPI or other similar indices for the jurisdiction in which the property is located, sales overrides or other periodic increases, which are intended to increase lease revenues in the future. We own international investments and therefore, lease revenues from these investments are subject to fluctuations in exchange rate movements in foreign currencies. In certain cases, although we recognize lease revenue in connection with our tenants' obligation to pay rent, we may also increase our uncollected rent expense if tenants are experiencing financial distress and have not paid the rent to us that they owe, as described in Property expenses below.

For the year ended December 31, 2009 as compared to 2008, lease revenues increased by $39.4 million as a result of our investment activity during 2008 and 2009, including lease revenues earned in 2009 totaling $21.8 million from the New York Times transaction.

INTEREST INCOME FROM COMMERCIAL MORTGAGE-BACKED SECURITIES

For the year ended December 31, 2009 as compared to 2008, interest income from CMBS investments increased by $1.1 million, reflecting the full year impact of these investments, which we entered into during the second quarter of 2008. We recognized other-than-temporary impairment charges totaling $15.6 million in earnings in connection with our CMBS investments during 2009 (see Impairment charges on commercial mortgage-backed securities below).

DEPRECIATION AND AMORTIZATION

For the year ended December 31, 2009 as compared to 2008, depreciation and amortization increased by $3.5 million, related to investments we entered into during 2008 and 2009.

GENERAL AND ADMINISTRATIVE

For the year ended December 31, 2009 as compared to 2008, general and administrative expenses increased by $1.4 million, primarily due to increases in professional fees of $0.5 million, business development expenses of $0.4 million and management expenses of $0.3 million. Professional fees include legal, accounting and investor-related expenses incurred in the normal course of business. Business development costs reflect costs incurred in connection with potential investments that ultimately were not consummated. We expect that we may continue to incur significant costs in connection with unconsummated investments, particularly in the current relatively uncertain economic environment. Management expenses include our reimbursement to WPC for the allocated costs of personnel and overhead in providing management of our day-to-day operations, including accounting services, shareholder services, corporate management, and property management and operations.

General and administrative expense was $0.1 million for the period from inception (February 20, 2007) to December 31, 2007, representing costs incurred in connection with our organization.

PROPERTY EXPENSES

For the year ended December 31, 2009 as compared to 2008, property expenses increased by $2.5 million, primarily due to an increase of $1.8 million in asset management fees payable to WPC and an increase of $0.5 million in uncollected rent expense related to Wagon Automotive Nagold GmbH. This uncollected rent expense represents the total amount currently owed by this tenant to us.

IMPAIRMENT CHARGES ON NET INVESTMENTS IN PROPERTIES

During 2009, we incurred impairment charges of $8.3 million related to properties leased to Waldaschaff Automotive GmbH and Wagon Automotive Nagold GmbH. We recognized an impairment charge of $7.5 million related to the Waldaschaff Automotive GmbH property, which was formerly leased to Wagon Automotive GmbH, to reduce the property's carrying value to its estimated fair value. In addition, we recognized an impairment charge of $0.8 million related to the Wagon Automotive Nagold GmbH property to reflect the decline in its estimated residual value.

See Income (loss) from equity investments in real estate for information regarding impairment charges recognized in connection with our equity investments in real estate during 2009 and 2008.

IMPAIRMENT CHARGES ON COMMERCIAL MORTGAGE-BACKED SECURITIES

During 2009, we incurred other-than-temporary impairment charges on our CMBS portfolio totaling $17.1 million to reduce the carrying value of the portfolio to its estimated fair value as a result of increased delinquencies in our CMBS portfolio and our expectation of future credit losses. Of the total impairment charges, we recognized $15.6 million in earnings related to our expected credit losses and $1.5 million in Other comprehensive loss in equity related to the noncredit factors (Note 7).

INCOME (LOSS) FROM EQUITY INVESTMENTS IN REAL ESTATE

Income (loss) from equity investments in real estate represents our proportionate share of net income or net loss (revenue less expenses) from investments entered into with affiliates in which we have a noncontrolling interest but exercise significant influence.

2009 — During 2009, we recognized income from equity investments in real estate of $1.4 million, substantially all of which represented our share of income earned by a venture that leases properties to Berry Plastics. In addition to income earned from its ongoing operations, during 2009 this venture recognized a gain on extinguishment of debt of $6.5 million in connection with the repayment of its existing $39.0 million non-recourse mortgage loan at a discount for $32.5 million. Our share of the gain on extinguishment of debt was $3.2 million; however, our share of the gain was reduced by $2.9 million due to an other-than-temporary impairment charge that we recognized to reduce the carrying value of our investment to the estimated fair value of the venture's underlying net assets.

2008 — During 2008, we recognized a loss from equity investments in real estate of $1.8 million, primarily due to the recognition of an other-than-temporary impairment charge of $2.1 million to reduce the carrying value of our investment in the Berry Plastics venture to the estimated fair value of the venture's underlying net assets.

OTHER INCOME AND (EXPENSES)

Other income and (expenses) generally consists of gains and losses on foreign currency transactions and derivative instruments. We and certain of our foreign consolidated subsidiaries have intercompany debt and/or advances that are not denominated in the entity's functional currency. When the intercompany debt or accrued interest thereon is remeasured against the functional currency of the entity, a gain or loss may result. For intercompany transactions that are of a long-term investment nature, the gain or loss is recognized as a cumulative translation adjustment in Other comprehensive loss in equity. We also recognize gains or losses on foreign currency transactions when we repatriate cash from our foreign investments. In addition, we have embedded credit derivatives for which realized and unrealized gains and losses are included in earnings. The timing and amount of such gains and losses cannot always be estimated and are subject to fluctuation.

For the year ended December 31, 2009 as compared to 2008, net other expenses increased by $0.6 million. Realized losses on foreign currency transactions increased by $2.2 million as a result of changes in foreign currency exchange rates on deposits that had been held for new investments but that were released to us because the transactions were not consummated. These increases and losses were partially offset by a reduction in losses on derivative instruments. In 2008, we incurred a charge of $1.4 million to write down to its estimated fair value an embedded credit derivative related to the Waldaschaff Automotive GmbH (the successor entity to Wagon Automotive GmbH) and Wagon Automotive Nagold investments.

INTEREST EXPENSE

For the year ended December 31, 2009 as compared to 2008, interest expense increased by $7.1 million as a result of mortgage financing obtained during 2009 and 2008 in connection with our investment activity.

PROVISION FOR INCOME TAXES

For the year ended December 31, 2009 as compared to 2008, the provision for income taxes decreased by less than $0.1 million, primarily as a result of our investment activity in Germany. Our foreign investments generate taxable income primarily as a result of scheduled amortization of mortgage principal payments, which reduces interest expense and increases income subject to local tax.

NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS

We consolidate investments in which we are deemed to have a controlling interest. Noncontrolling interest in income represents the proportionate share of net income (revenue less expenses) from such investments that is attributable to the noncontrolling interests.

For the year ended December 31, 2009, noncontrolling interest in income was $9.9 million, as compared with a noncontrolling interest in loss of $0.4 million in 2008. The increase for 2009 resulted from our involvement in four investments with affiliates where we have controlling interests, including the New York Times transaction. For 2008, the noncontrolling interest in loss was primarily due to the noncontrolling interest partner's share of the writedown of an embedded credit derivative (see Other income and (expenses) above).

NET LOSS ATTRIBUTABLE TO CPA®:17 — GLOBAL SHAREHOLDERS

For the year ended December 31, 2009 as compared to 2008, the resulting net loss attributable to CPA®:17 — Global shareholders increased by $6.5 million to $7.7 million.

For the year ended December 31, 2008 as compared to the period from inception (February 20, 2007) to December 31, 2007, the resulting net loss attributable to CPA®:17 — Global shareholders increased by $1.1 million.

FINANCIAL CONDITION

Sources and Uses of Cash During the Year

We expect to continue to raise capital from the sale of our common stock in our initial public offering and to invest such proceeds in a diversified portfolio of income-producing commercial properties and other real estate related assets. After investing capital raised through our public offering, we expect our primary source of operating cash flow to be generated from cash flow from our net leases and other real estate related assets. We expect that these cash flows will fluctuate period to period due to a number of factors, which may include, among other things, the timing of purchases and sales of real estate, timing of proceeds from non-recourse mortgage loans and receipt of lease revenues, the advisor's annual election to receive fees in restricted shares of our common stock or cash, and the timing and characterization of distributions from equity investments in real estate. Despite this fluctuation, we believe our net leases and other real estate related assets will generate sufficient cash from operations and from equity distributions in excess of equity income in real estate to meet our short-term and long-term liquidity needs. However, as we continue to raise capital, it may be necessary to use cash raised in our initial public offering to fund our operating activities (see Financing Activities below). Our sources and uses of cash during the period are described below.

Operating Activities

We generated cash flow from operations of $32.2 million during 2009, primarily due to our investment activity beginning in the second quarter of 2008. For 2009, the advisor elected to receive its asset management fees in restricted shares of our common stock, and as a result, we paid asset management fees of $2.7 million through the issuance of restricted stock rather than in cash. For 2010, the advisor has elected to receive its asset management fees in restricted shares of our common stock.

Investing Activities

Our investing activities are generally comprised of real estate related transactions (purchases and sales), payment of deferred acquisition fees to the advisor and capitalized property-related costs. In 2009, we used $430.4 million to acquire five consolidated investments, of which $233.7 million was used to acquire a leasehold condominium interest in the office headquarters of The New York Times Company, and to fund construction costs at two build-to-suit projects. We financed the New York Times transaction in part with mortgage financing of $119.8 million and net contributions received from noncontrolling interests of $52.2 million (see Financing Activities below). We contributed $22.8 million to our equity investments in real estate, substantially all of which was related to our investment in the venture that leases properties to Tesco plc. We placed $75.9 million into escrow to fund potential investments, which was released when these investments were not consummated. Additionally, we placed an additional $30.6 million into escrow to fund construction costs at one of the build-to-suit projects, substantially all of which was released when the project was completed. In connection with our 2009 investment activity, we paid foreign value added taxes of $14.9 million, which we expect to recover in future periods. We used $7.0 million to purchase Federal Deposit Insurance Corporation guaranteed unsecured notes. Payments of deferred acquisition fees to the advisor totaled $3.3 million for the current year.

Financing Activities

Our financing activities for the year ended December 31, 2009 primarily consisted of net proceeds from our initial public offering totaling $404.2 million; the receipt of mortgage proceeds totaling $170.8 million related to investments completed in 2008 and 2009; and the receipt of contributions totaling $103.4 million from holders of noncontrolling interests in connection with the New York Times transaction. We made distributions to holders of noncontrolling interests of $71.9 million, which includes the distribution of mortgage proceeds of $51.2 million to our affiliates that hold noncontrolling interests in the New York Times transaction. We incurred deferred financing costs totaling $4.6 million in connection with financing obtained on investments we completed during 2008 and 2009. We also made scheduled mortgage principal payments totaling $4.5 million. Distributions to shareholders totaled $27.2 million.

Our objectives are to generate sufficient cash flow over time to provide shareholders with increasing distributions and to seek investments with potential for capital appreciation throughout varying economic cycles. We have funded a portion of our cash distributions to date using net proceeds from our initial public offering and we may do so in the future, particularly during the early stages of our offering and until we substantially invest the net offering proceeds. In determining our distribution policy during the periods we are raising funds and investing capital, we place primary emphasis on projections of cash flow from operations, together with equity distributions in excess of equity income in real estate, from our investments, rather than on historical results of operations (though these and other factors may be a part of our consideration). In setting a distribution rate, we thus focus primarily on expected returns from those investments we have already made, as well as our anticipated rate of future investment, to assess the sustainability of a particular distribution rate over time. During 2009, our cash flow from operations (which does not reflect, among other things, cash distributions paid by us to affiliates holding noncontrolling interests in entities we control) was $32.2 million and cash distributions were $27.2 million.

We maintain a quarterly redemption program pursuant to which we may, at the discretion of our board of directors, redeem shares of our common stock from shareholders seeking liquidity. We limit the number of shares we may redeem so that the shares we redeem in any quarter, together with the aggregate number of shares redeemed in the preceding three fiscal quarters, does not exceed a maximum of 5% of our total shares outstanding as of the last day of the immediately preceding quarter. In addition, our ability to effect redemptions is subject to our having available cash to do so. For the year ended December 31, 2009, we received requests to redeem 248,833 shares of our common stock pursuant to our redemption plan, and we used $2.3 million to redeem all of these requests at a price per share of $9.30. Of the total 2009 redemptions, we redeemed 104,763 shares in the fourth quarter of 2009. We funded share redemptions during 2009 from the proceeds of the sale of shares of our common stock pursuant to our distribution reinvestment and share purchase plan.

Liquidity would be affected adversely by unanticipated costs and greater-than-anticipated operating expenses. To the extent that our cash reserves are insufficient to satisfy our cash requirements, additional funds may be provided from cash generated from operations or through short-term borrowings. In addition, we may incur indebtedness in connection with the acquisition of any property, refinancing the debt thereon, arranging for the leveraging of any previously unfinanced property, or reinvesting the proceeds of financings or refinancings in additional properties.

SUMMARY OF FINANCING

The table below summarizes our non-recourse long-term debt (dollars in thousands):

	DECEMBER 31,	
	2009	**2008**
Balance		
Fixed rate	**$154,754**	$133,633
Variable rate[a]	**146,154**	—
TOTAL	**$300,908**	**$133,633**
Percent of total debt		
Fixed rate	**51%**	100%
Variable rate[a]	**49%**	0%
	100%	**100%**
Weighted average interest rate at end of period		
Fixed rate	**7.1%**	6.9%
Variable rate[a]	**5.3%**	N/A

(a) Variable rate debt at December 31, 2009 consisted of (i) $27.0 million that has been effectively converted to fixed rate debt through interest rate swap derivative instruments and (ii) $119.2 million that is subject to an interest rate cap, but for which the applicable interest rate was below the interest rate cap at December 31, 2009.

CASH RESOURCES

At December 31, 2009, our cash resources consisted of cash and cash equivalents of $281.6 million. Of this amount, $2.1 million, at then-current exchange rates, was held in foreign bank accounts, and we could be subject to restrictions or significant costs should we decide to repatriate these amounts. We had unleveraged properties that had an aggregate carrying value of $145.1 million, although given the recent volatility in the real estate financing markets, there can be no assurance that we would be able to obtain financing for these properties. As described above, we have raised more than $900 million from our public offering through the date of this Report.

In May 2009, our tenant, Wagon Automotive GmbH, terminated its lease with us and a successor company, Waldaschaff Automotive GmbH, took over the business. Waldaschaff Automotive has been paying rent to us, albeit at a significantly reduced rate, while new lease terms are being negotiated, but at the date of this Report is operating under the protection of the insolvency administrator. Wagon Automotive GmbH's affiliate, Wagon Automotive Nagold GmbH, has not filed for bankruptcy, and while it briefly ceased making rent payments during the second quarter of 2009, it subsequently resumed paying rent to us substantially in accordance with the terms stated in its lease. In October 2009 we terminated the existing lease and signed a new lease with Wagon Automotive Nagold GmbH on substantially the same terms. We incurred non-cash impairment charges totaling $8.3 million related to these investments during 2009 (Note 11). Wagon Automotive GmbH, Waldaschaff Automotive GmbH and Wagon Automotive Nagold GmbH collectively accounted for 8% of our lease revenue for the year ended December 31, 2009, respectively. If additional tenants encounter financial difficulties as a result of the current economic environment, our cash flows could be further negatively impacted.

During 2009, we incurred other-than-temporary impairment charges related to our CMBS portfolio as a result of increased delinquencies in the portfolio and our expectation of future credit losses. While we have not yet experienced a reduction in cash flows from these investments, it is likely that we will do so in the future if the expected credit losses materialize. While our CMBS portfolio accounted for 5% of our total revenues for 2009, we anticipate that this percentage will decrease as we continue to invest the proceeds of our initial public offering in properties.

CASH REQUIREMENTS

During 2010, we expect that cash payments will include paying distributions to shareholders and to our affiliates who hold noncontrolling interests in entities we control, making scheduled mortgage principal payments (neither we nor our venture partners have any balloon payments on our mortgage obligations until 2012), reimbursing the advisor for costs incurred on our behalf and paying normal recurring operating expenses, such as fees to the advisor for services performed and rent. We expect to continue to use funds raised from our public offering to invest in new properties.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The table below summarizes our off-balance sheet arrangements and contractual obligations at December 31, 2009 and the effect that these arrangements and obligations are expected to have on our liquidity and cash flow in the specified future periods (in thousands):

	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Non-recourse and limited-recourse debt — principal	**$ 300,908**	$ 5,776	$ 12,625	$ 119,693	$ 162,814
Deferred acquisition fees — principal	**7,922**	4,242	3,680	—	—
Interest on borrowings and deferred acquisition fees	**131,412**	18,877	36,183	33,171	43,181
Build-to-suit commitments[a]	**2,161**	2,161	—	—	—
Operating and other lease commitments[b]	**807**	114	236	241	216
	$ 443,210	**$31,170**	**$52,724**	**$153,105**	**$206,211**

(a) Represents remaining build-to-suit commitment for a domestic project. Estimated total construction costs for the project are currently projected to be $31.0 million, of which $28.8 million was funded at December 31, 2009.

(b) Operating and other lease commitments consist of our share of future minimum rents payable under an office cost-sharing agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities. Amounts under the cost-sharing agreement are allocated among the entities based on gross revenues and are adjusted quarterly. We anticipate that our share of future minimum lease payments will increase significantly as we continue to invest the proceeds of our offering.

Amounts in the table above related to our foreign operations are based on the exchange rate of the local currencies at December 31, 2009. At December 31, 2009, we had no material capital lease obligations for which we are the lessee, either individually or in the aggregate.

We have investments in unconsolidated ventures that own single-tenant properties net leased to corporations. All of the underlying investments are owned with our affiliates. Summarized financial information for these ventures and our ownership interest in the ventures at December 31, 2009 are presented below. Summarized financial information provided represents the total amount attributable to the ventures and does not represent our proportionate share (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2009	TOTAL ASSETS	TOTAL THIRD PARTY DEBT	MATURITY DATE
Berry Plastics[a]	50%	**$ 82,097**	$ 29,000	3/2012
Tesco plc[b]	49%	**99,503**	49,894	6/2016
		$181,600	**$78,894**	

(a) During 2009, this venture repaid its $39.0 million outstanding balance on a non-recourse mortgage loan at a discount for $32.5 million and recognized a corresponding gain of $6.5 million. Our $3.2 million share of the gain was reduced by $2.9 million due to an impairment charge recognized to reduce the carrying value of our investment to the estimated fair value of the venture's underlying properties. The venture subsequently obtained non-recourse mortgage financing of $29.0 million with an annual interest rate and term of up to 10% and five years, respectively.

(b) Dollar amounts shown are based on the exchange rate of the Euro at December 31, 2009. We acquired this investment in July 2009.

In connection with the purchase of our properties, we require the sellers to perform environmental reviews. We believe, based on the results of these reviews, that our properties were in substantial compliance with federal and state environmental statutes at the time the properties were acquired. However, portions of certain properties have been subject to some degree of contamination, principally in connection with leakage from underground storage tanks, surface spills or other on-site activities. In most instances where contamination has been identified, tenants are actively engaged in the remediation process and addressing identified conditions. Tenants are generally subject to environmental statutes and regulations regarding the discharge of hazardous materials and any related remediation obligations. In addition, our leases generally require tenants to indemnify us from all liabilities and losses related to the leased properties, with provisions of this indemnification specifically addressing environmental matters. The leases generally include provisions that allow for periodic environmental assessments, paid for by the tenant, and allow us to extend leases until such time as a tenant has satisfied its environmental obligations. Certain of our leases allow us to require financial assurances from tenants, such as performance bonds or letters of credit, if the costs of remediating environmental conditions are, in our estimation, in excess of specified amounts. Accordingly, we believe that the ultimate resolution of any environmental matters should not have a material adverse effect on our financial condition, liquidity or results of operations.

SUBSEQUENT EVENTS

In February and March 2010, we entered into two domestic and one international investment at a total cost of approximately $120.0 million. During February 2010, we obtained non-recourse mortgage financing in connection with our 2009 and 2010 investment activity totaling $71.7 million, at a weighted average fixed annual interest rate and term of 6.1% and 7.9 years, respectively. Amounts are based on the exchange rate of the Euro at the date of acquisition, as applicable.

Critical Accounting Estimates

Our significant accounting policies are described in Note 2 to the consolidated financial statements. Many of these accounting policies require judgment and the use of estimates and assumptions when applying these policies in the preparation of our consolidated financial statements. On a quarterly basis, we evaluate these estimates and judgments based on historical experience as well as other factors that we believe to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. Those accounting policies that require significant estimation and/or judgment are listed below.

CLASSIFICATION OF REAL ESTATE ASSETS

We classify our directly owned leased assets for financial reporting purposes at the inception of a lease, or when significant lease terms are amended, as either real estate leased under operating leases or net investment in direct financing leases. This classification is based on several criteria, including, but not limited to, estimates of the remaining economic life of the leased assets and the calculation of the present value of future minimum rents. We estimate remaining economic life in part using third party appraisals of the leased assets. We calculate the present value of future minimum rents using the lease's implicit interest rate, which requires an estimate of the residual value of the leased assets at the end of the non-cancelable lease term. Estimates of residual values are generally based on third party appraisals. Different estimates of residual value result in different implicit interest rates and could possibly affect the financial reporting classification of leased assets. The contractual terms of our leases are not necessarily different for operating and direct financing leases; however, the classification is based on accounting pronouncements that are intended to indicate whether the risks and rewards of ownership are retained by the lessor or substantially transferred to the lessee. We believe that we retain certain risks of ownership regardless of accounting classification. Assets classified as net investment in direct financing leases are not depreciated but are written down to expected residual value over the lease term. Therefore, the classification of assets may have a significant impact on net income even though it has no effect on cash flows.

IDENTIFICATION OF TANGIBLE AND INTANGIBLE ASSETS IN CONNECTION WITH REAL ESTATE ACQUISITIONS

In connection with our acquisition of properties accounted for as operating leases, we allocate purchase costs to tangible and intangible assets and liabilities acquired based on their estimated fair values. We determine the value of tangible assets, consisting of land and buildings, as if vacant, and record intangible assets, including the above- and below-market value of leases, the value of in-place leases and the value of tenant relationships, at their relative estimated fair values.

We determine the value attributed to tangible assets in part using a discounted cash flow model that is intended to approximate both what a third party would pay to purchase the vacant property and rent at current estimated market rates. In applying the model, we assume that the disinterested party would sell the property at the end of an estimated market lease term. Assumptions used in the model are property-specific where this information is available; however, when certain necessary information is not available, we use available regional and property-type information. Assumptions and estimates include a discount rate or internal rate of return, marketing period necessary to put a lease in place, carrying costs during the marketing period, leasing commissions and tenant improvements allowances, market rents and growth factors of these rents, market lease term and a cap rate to be applied to an estimate of market rent at the end of the market lease term.

We acquire properties subject to net leases and determine the value of above-market and below-market lease intangibles based on the difference between (i) the contractual rents to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) our estimate of fair market lease rates for the property or a similar property, both of which are measured over a period equal to the estimated market lease term. We discount the difference between the estimated market rent and contractual rent to a present value using an interest rate reflecting our current assessment of the risk associated with the lease acquired, which includes a consideration of the credit of the lessee. Estimates of market rent are generally based on a third party appraisal obtained in connection with the property acquisition and can include estimates of market rent increase factors, which are generally provided in the appraisal or by local brokers.

We evaluate the specific characteristics of each tenant's lease and any pre-existing relationship with each tenant in determining the value of in-place lease and tenant relationship intangibles. To determine the value of in-place lease intangibles, we consider estimated market rent, estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on assessments of specific market conditions. In determining the value of tenant relationship intangibles, we consider the expectation of lease renewals, the nature and extent of our existing relationship with the tenant, prospects for developing new business with the tenant and the tenant's credit profile. We also consider estimated costs to execute a new lease, including estimated leasing commissions and legal costs, as well as estimated carrying costs of the property during a hypothetical expected lease-up period. We determine these values using third party appraisals or our estimates.

BASIS OF CONSOLIDATION

When we obtain an economic interest in an entity, we evaluate the entity to determine if it is deemed a variable interest entity ("VIE") and, if so, whether we are deemed to be the primary beneficiary and are therefore required to consolidate the entity. Significant judgment is required to determine whether a VIE should be consolidated. We review the contractual arrangements provided for in the partnership agreement or other related contracts to determine whether the entity is considered a VIE under current authoritative accounting guidance, and to establish whether we have any variable interests in the VIE. We then compare our variable interests, if any, to those of the other venture partners to identify the party that is exposed to the majority of the VIE's expected losses, expected residual returns, or both. We use this analysis to determine who should consolidate the VIE.

The comparison uses both qualitative and quantitative analytical techniques that may involve the use of a number of assumptions about the amount and timing of future cash flows.

For an entity that is not considered to be a VIE, the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. We evaluate the partnership agreements or other relevant contracts to determine whether there are provisions in the agreements that would overcome this presumption. If the agreements provide the limited partners with either (a) the substantive ability to dissolve or liquidate the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights, the limited partners' rights overcome the presumption of control by a general partner of the limited partnership, and, therefore, the general partner must account for its investment in the limited partnership using the equity method of accounting.

IMPAIRMENTS

We periodically assess whether there are any indicators that the value of our long-lived assets may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant or the rejection of a lease in a bankruptcy proceeding. Impairment charges do not necessarily reflect the true economic loss caused by the default of the tenant, which may be greater or less than the impairment amount. In addition, we use non-recourse debt to finance our acquisitions, and to the extent that the value of an asset is written down to below the value of its debt, there is an unrealized gain that will be triggered when we turn the asset back to the lender in satisfaction of the debt. We may incur impairment charges on long-lived assets, including real estate, direct financing leases, assets held for sale and equity investments in real estate. We may also incur impairment charges on marketable securities and CMBS investments. Estimates and judgments used when evaluating whether these assets are impaired are presented below.

Real Estate

For real estate assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property to the future net undiscounted cash flow that we expect the property will generate, including any estimated proceeds from the eventual sale of the property. The undiscounted cash flow analysis requires us to make our best estimate of market rents, residual values and holding periods. We estimate market rents and residual values using market information from outside sources such as broker quotes or recent comparable sales. In cases where the available market information is not deemed appropriate, we perform a future net cash flow analysis discounted for inherent risk associated with each asset to determine an estimated fair value. As our investment objective is to hold properties on a long-term basis, holding periods used in the undiscounted cash flow analysis generally range from five to ten years. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows. If the future net undiscounted cash flow of the property is less than the carrying value, the property is considered to be impaired. We then measure the loss as the excess of the carrying value of the property over its estimated fair value. The property's estimated fair value is primarily determined using market information from outside sources such as broker quotes or recent comparable sales.

Direct Financing Leases

We review our direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is our estimate of what we could realize upon the sale of the property at the end of the lease term, based on market information from outside sources such as broker quotes or recent comparable sales. If this review indicates that a decline in residual value has occurred that is other-than-temporary, we recognize an impairment charge and revise the accounting for the direct financing lease to reflect a portion of the future cash flow from the lessee as a return of principal rather than as revenue. While we evaluate direct financing leases if there are any indicators that the residual value may be impaired, the evaluation of a direct financing lease can be affected by changes in long-term market conditions even though the obligations of the lessee are being met.

Assets Held for Sale

We classify assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property and all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. When we classify an asset as held for sale, we calculate its estimated fair value as the expected sale price, less expected selling costs. We base the expected sale price on the contract and the expected selling costs on information provided by brokers and legal counsel. We then compare the asset's estimated fair value to its carrying value, and if the estimated fair value is less than the property's carrying value, we reduce the carrying value to the estimated fair value. We will continue to review the property for subsequent changes in the estimated fair value, and may recognize an additional impairment charge if warranted.

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We record a property that is reclassified as held and used at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used, or (b) the estimated fair value at the date of the subsequent decision not to sell.

Equity Investments in Real Estate

We evaluate our equity investments in real estate on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and to establish whether or not that impairment is other-than-temporary. To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value, which is determined by multiplying the estimated fair value of the underlying venture's net assets by our ownership interest percentage. For our unconsolidated ventures in real estate, we calculate the estimated fair value of the underlying venture's real estate or net investment in direct financing lease as described in Real Estate and Direct Financing Leases above. The fair value of the underlying venture's debt, if any, is calculated based on market interest rates and other market information. The fair value of the underlying venture's other assets and liabilities is generally assumed to be equal to their carrying value.

Marketable Securities

We evaluate our marketable securities for impairment if a decline in estimated fair value below cost basis is significant and/or has lasted for an extended period of time. We review the underlying cause of the decline in value and the estimated recovery period, as well as the severity and duration of the decline, to determine if the decline is other-than-temporary. In our evaluation, we consider our ability and intent to hold these investments for a reasonable period of time sufficient for us to recover our cost basis. We also evaluate the near-term prospects for each of these investments in relation to the severity and duration of the decline. If we determine that the decline is other-than-temporary, we record an impairment charge to reduce our cost basis to the estimated fair value of the security.

Commercial Mortgage-Backed Securities

We have CMBS investments that are designated as securities held to maturity. On a quarterly basis, we evaluate our CMBS to determine if they have experienced an other-than temporary decline in value. In our evaluation, we consider, among other items, the significance of the decline in value compared to the cost basis; underlying factors contributing to the decline in value, such as delinquencies and expectations of credit losses; the length of time the market value of the security has been less than its cost basis; expected market volatility and market and economic conditions; advice from dealers; and our own experience in the market.

In 2009, the FASB amended its existing guidance on determining whether an impairment for investments in debt securities, including CMBS investments, is other-than-temporary. If the debt security's market value is below its amortized cost and we either intend to sell the security or it is more likely than not that we will be required to sell the security before its anticipated recovery, we record the entire amount of the other-than-temporary impairment charge in earnings.

We do not intend to sell our CMBS investments, and we do not expect that it is more likely than not that we will be required to sell these investments before their anticipated recovery. We perform an additional analysis to determine whether we expect to recover our amortized cost basis in the investment. If we determine that a decline in the estimated fair value of our CMBS investments has occurred that is other-than-temporary and we do not expect to recover the entire amortized cost basis, we calculate the total other-than-temporary impairment charge as the difference between the CMBS investments' carrying value and their estimated fair value. We then separate the other-than-temporary impairment charge into the portion of the loss related to noncredit factors, such as the illiquidity of the securities (the "noncredit loss portion"), and the portion related to credit factors (the "credit loss portion"). We determine the noncredit loss portion by analyzing the changes in spreads on AAA-rated CMBS securities as compared with the changes in spreads on the CMBS securities being analyzed for other-than-temporary impairment. We generally perform this analysis over a time period from the date of acquisition of the debt securities through the date of the analysis. Any resulting loss is deemed to represent losses due to the illiquidity of the debt securities and is recorded as the noncredit loss portion. We then measure the credit loss portion of the other-than-temporary impairment as the residual amount of the other-than-temporary impairment. We record the noncredit loss portion as a separate component of Other comprehensive loss in equity and the credit loss portion in earnings.

Following recognition of the other-than-temporary impairment, the difference between the new cost basis of the CMBS investments and cash flows expected to be collected is accreted to Interest income from CMBS over the remaining expected lives of the securities.

PROVISION FOR UNCOLLECTED AMOUNTS FROM LESSEES

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (14 lessees represented 100% of lease revenues during 2009), we believe that it is necessary to evaluate the collectibility of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. Therefore, in recognizing our provision for uncollected rents and other tenant receivables, we evaluate actual past due amounts and make subjective judgments as to the collectability of those amounts based on factors including, but not limited to, our knowledge of a lessee's circumstances, the age of the receivables, the tenant's credit profile and prior experience with the tenant. Even if a lessee has been making payments, we may reserve for the entire receivable amount from the lessee if we believe there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

INCOME TAXES

We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to maintain our qualification as a REIT, we are required to, among other things, distribute at least 90% of our REIT net taxable income to our shareholders (excluding net capital gains) and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to U.S. federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for U.S. federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to U.S. federal income tax.

We conduct business in various states and municipalities within the U.S. and the European Union and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain state, local and foreign taxes and a provision for such taxes is included in the consolidated financial statements.

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves in accordance using a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, we recognize the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. The tax position must be derecognized when it is no longer more likely than not of being sustained.

Future Accounting Requirements

In June 2009, the FASB issued amended guidance related to the consolidation of VIEs. These amendments require an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity (1) has the power to direct matters that most significantly impact the activities of the VIE, and (2) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The amendments change the consideration of kick-out rights in determining if an entity is a VIE, which may cause certain additional entities to now be considered VIEs. Additionally, they require an ongoing reconsideration of the primary beneficiary and provide a framework for the events that trigger a reassessment of whether an entity is a VIE. This guidance is effective for us beginning January 1, 2010. We are currently assessing the potential impact that the adoption of the new guidance will have on our financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

MARKET RISKS

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates and equity prices. The primary risks to which we are exposed are interest rate risk and foreign currency exchange risk. We are also exposed to market risk as a result of concentrations in certain tenant industries as we have a limited number of investments. We regularly monitor our portfolio to assess potential concentrations of market risk as we make additional investments. As we invest the proceeds of our initial public offering, we will seek to ensure that our portfolio is reasonably well diversified and does not contain any unusual concentration of market risks.

We do not generally use derivative financial instruments to manage foreign currency exchange risk exposure and do not use derivative instruments to hedge credit/market risks or for speculative purposes.

INTEREST RATE RISK

The value of our real estate, related fixed rate debt obligations and CMBS investments are subject to fluctuation based on changes in interest rates. The value of our real estate is also subject to fluctuations based on local and regional economic conditions and changes in the creditworthiness of lessees, all of which may affect our ability to refinance property-level mortgage debt when balloon payments are scheduled. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. An increase in interest rates would likely cause the value of our owned assets to decrease. Increases in interest rates may also have an impact on the credit profile of certain tenants.

We own CMBS that are fully collateralized by a portfolio of commercial mortgages or commercial mortgage-related securities to the extent consistent with the requirements for qualification as a REIT. CMBS are instruments that directly or indirectly represent a participation in, or are secured by and payable from, one or more mortgage loans secured by commercial real estate. In most cases, CMBS distribute principal and interest payments on the mortgages to investors. Interest rates on these instruments can be fixed or variable. Some classes of CMBS may be entitled to receive mortgage prepayments before other classes do. Therefore, the prepayment risk for a particular instrument may be different than for other CMBS. The value of our CMBS investments is also subject to fluctuation based on changes in interest rates, economic conditions and the creditworthiness of lessees at the mortgaged properties.

Although we have not yet experienced any credit losses on our CMBS investments, in the event of a significant rising interest rate environment and given the current economic crisis, loan defaults could occur and result in our recognition of credit losses, which could adversely affect our liquidity and operating results. Further, such defaults could have an adverse effect on the spreads between interest earning assets and interest bearing liabilities. During the fourth quarter of 2009, as a result of increased delinquencies in our CMBS portfolio and our expectation of future credit losses, we determined that the sustained decline in the estimated fair value of these investments was other-than-temporary and, accordingly, we recognized other-than-temporary impairment charges totaling $17.1 million to reduce the carrying value of these investments to their estimated fair value. We recognized other-than-temporary impairment charges of $15.6 million in earnings, related to expected credit losses, and $1.5 million, related to the current illiquidity of these assets, in Other comprehensive loss in equity.

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain non-recourse mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable rate mortgage loans and, as a result, may enter into interest rate swap agreements or interest rate cap agreements with lenders that effectively convert the variable rate debt service obligations of the loan to a fixed rate. Interest rate swaps are agreements in which a series of interest rate flows are exchanged over a specific period, and interest rate caps limit the borrowing rate of variable rate debt obligations while allowing participants to share in downward shifts in interest rates. These interest rate swaps and caps are derivative instruments designated as cash flow hedges on the forecasted interest payments on the debt obligation. The notional, or face, amount on which the swaps or caps are based is not exchanged. Our objective in using such derivatives is to limit our exposure to interest rate movements. At December 31, 2009, we estimate that the net fair value of our interest rate cap and interest rate swap, which are included in Other assets, net and Accounts payable, accrued expenses and other liabilities, respectively, in the consolidated financial statements, was $3.0 million, inclusive of amounts attributable to noncontrolling interests of $1.3 million (Note 9).

In connection with a German investment in August 2008, a venture in which we and an affiliate have 67% and 33% interests, respectively, and which we consolidate, obtained a participation right in an interest rate swap obtained by the lender of the non-recourse mortgage financing on the transaction. This participation right is deemed to be an embedded credit derivative. This derivative instrument had no fair value at December 31, 2009.

At December 31, 2009, all of our non-recourse debt either bore interest at fixed rates, was swapped to a fixed rate or was subject to an interest rate cap. The annual interest rates on our fixed rate debt at December 31, 2009 ranged from 4.5% to 8.0%. The annual interest rates on our variable rate debt at December 31, 2009 ranged from 5.0% to 6.6%. Our debt obligations are more fully described in "Financial Condition" above. The following table presents principal cash flows based upon expected maturity dates of our debt obligations outstanding at December 31, 2009 (in thousands):

	2010	2011	2012	2013	2014	THEREAFTER	TOTAL	FAIR VALUE
Fixed rate debt	$2,898	$3,100	$3,310	$3,529	$ 4,068	$137,849	$154,754	$145,583
Variable rate debt	$2,878	$3,040	$3,175	$3,316	$108,780	$ 24,965	$146,154	$146,154

The estimated fair value of our fixed rate debt and our variable rate debt that currently bears interest at fixed rates or has effectively been converted to a fixed rate through the use of interest rate swap agreements is affected by changes in interest rates. A decrease or increase in interest rates of 1% would change the estimated fair value of such debt at December 31, 2009 by an aggregate increase of $10.1 million or an aggregate decrease of $9.3 million, respectively. Annual interest expense on our variable rate debt that does not bear interest at fixed rates at December 31, 2009 would increase or decrease by $1.2 million for each respective 1% change in annual interest rates.

FOREIGN CURRENCY EXCHANGE RATE RISK

We own international investments in the European Union, and as a result we are exposed to foreign currency exchange rate movements in the Euro and the British Pound Sterling, which may affect future costs and cash flows. Although all of our foreign investments to date were conducted in these currencies, we are likely to conduct business in other currencies as we seek to invest funds from our offering internationally. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the same currency. We are generally a net receiver of these currencies (we receive more cash than we pay out), and therefore our foreign operations benefit from a weaker U.S. dollar, and are adversely affected by a stronger U.S. dollar, relative to the foreign currency. We recognized realized foreign currency transaction losses of $2.5 million for the year ended December 31, 2009. These losses are included in Other income and (expenses) in the consolidated financial statements and were primarily due to changes in the value of foreign currency on deposits held for new investments.

To date, we have not entered into any foreign currency forward exchange contracts to hedge the effects of adverse fluctuations in foreign currency exchange rates. We have obtained non-recourse mortgage financing at fixed rates of interest in the local currency. To the extent that currency fluctuations increase or decrease rental revenues as translated to dollars, the change in debt service, as translated to dollars, will partially offset the effect of fluctuations in revenue, and, to some extent, mitigate the risk from changes in foreign currency rates.

Scheduled future minimum rents, exclusive of renewals, under non-cancelable leases for our foreign operations during each of the next five years and thereafter, are as follows (in thousands):

LEASE REVENUES[a]	2010	2011	2012	2013	2014	THEREAFTER	TOTAL
Euro	$ 12,275	$ 12,339	$ 12,339	$ 12,339	$ 12,339	$ 142,178	$ 203,809
British pound sterling	1,986	2,167	2,167	2,167	2,167	43,337	53,991
	$14,261	**$14,506**	**$14,506**	**$14,506**	**$14,506**	**$185,515**	**$257,800**

Scheduled debt service payments (principal and interest) for mortgage notes payable for our foreign operations during each of the next five years and thereafter, are as follows (in thousands):

DEBT SERVICE[a] [b]	2010	2011	2012	2013	2014	THEREAFTER	TOTAL
EURO	**$5,155**	**$5,151**	**$5,130**	**$5,108**	**$5,105**	**$51,835**	**$77,484**

(a) Based on the applicable exchange rate at December 31, 2009. Contractual rents and debt obligations are denominated in the functional currency of the country of each property.

(b) Interest on variable rate debt obligations was calculated using the applicable annual interest rates and balances outstanding at December 31, 2009. Our British pound sterling investment had no debt at December 31, 2009.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Corporate Property Associates 17 — Global Incorporated:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Corporate Property Associates 17 — Global Incorporated and its subsidiaries (the "Company") at December 31, 2009 and 2008, and the results of their operations and their cash flows for the years ended December 31, 2009 and 2008 and the period from February 20, 2007 (Inception) to December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 26, 2010

Consolidated Balance Sheets

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	DECEMBER 31, 2009	2008
Assets		
Investments in real estate:		
Real estate, at cost	$ 326,507	$ 168,981
Accumulated depreciation	(5,957)	(1,455)
Net investments in properties	320,550	167,526
Net investment in direct financing leases	303,250	83,924
Real estate under construction	31,037	—
Equity investments in real estate	43,495	21,864
Net investments in real estate	698,332	273,314
Cash and cash equivalents	281,554	161,569
Commercial mortgage-backed securities	3,818	20,309
Intangible assets, net	46,666	18,291
Deferred offering costs and other assets, net	37,502	5,589
TOTAL ASSETS	$1,067,872	$479,072
Liabilities and Equity		
Liabilities:		
Debt	$ 300,908	$ 133,633
Accounts payable, accrued expenses and other liabilities	4,533	4,170
Prepaid and deferred rental income	13,236	4,468
Due to affiliates	8,383	4,797
Distributions payable	11,675	4,507
TOTAL LIABILITIES	338,735	151,575
Commitments and contingencies		
Equity:		
CPA®:17 — Global shareholders' equity		
Preferred stock, $0.001 par value; 50,000,000 shares authorized; none issued	—	—
Common stock, $0.001 par value; 400,000,000 shares authorized; 80,135,401 and 34,625,497 shares issued, respectively	82	35
Additional paid-in capital	718,057	310,732
Distributions in excess of accumulated earnings	(53,118)	(11,056)
Accumulated other comprehensive loss	(4,902)	(2,288)
	660,119	297,423
Less, treasury stock at cost, 248,833 shares at December 31, 2009	(2,314)	—
TOTAL CPA®:17 — GLOBAL SHAREHOLDERS' EQUITY	657,805	297,423
Noncontrolling interests	71,332	30,074
TOTAL EQUITY	729,137	327,497
TOTAL LIABILITIES AND EQUITY	$1,067,872	$479,072

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	YEARS ENDED DECEMBER 31, 2009	2008	PERIOD FROM INCEPTION (FEBRUARY 20, 2007) THROUGH DECEMBER 31, 2007
Revenues			
Rental income	$ 18,333	$ 6,630	$ —
Interest income from direct financing leases	29,117	1,392	—
Interest income from commercial mortgage-backed securities	2,743	1,658	—
	50,193	9,680	—
Expenses			
Depreciation and amortization	(5,324)	(1,827)	—
General and administrative	(3,486)	(2,041)	(108)
Property expenses	(3,314)	(807)	—
Impairment charges on net investments in properties	(8,271)	—	—
Impairment charges on CMBS, net of noncredit portion of impairment of $1,505 recognized in Other comprehensive loss	(15,633)	—	—
	(36,028)	(4,675)	(108)
Other Income and Expenses			
Other interest income	232	1,129	2
Income (loss) from equity investment in real estate	1,406	(1,793)	—
Other income and (expenses)	(2,380)	(1,762)	—
Interest expense	(10,823)	(3,725)	—
	(11,565)	(6,151)	2
Income (loss) before income taxes	2,600	(1,146)	(106)
Provision for income taxes	(420)	(504)	—
NET INCOME (LOSS)	2,180	(1,650)	(106)
(Less) Add: Net (income) loss attributable to noncontrolling interests	(9,881)	403	—
NET LOSS ATTRIBUTABLE TO CPA®:17 — GLOBAL SHAREHOLDERS	$ (7,701)	$(1,247)	$ (106)
Loss Per Share			
NET LOSS ATTRIBUTABLE TO CPA®:17 — GLOBAL SHAREHOLDERS	$ (0.14)	$ (0.07)	$(4.76)
WEIGHTED AVERAGE SHARES OUTSTANDING	54,376,664	17,273,533	22,222

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Loss

(IN THOUSANDS)	YEARS ENDED DECEMBER 31, 2009	2008	PERIOD FROM INCEPTION (FEBRUARY 20, 2007) THROUGH DECEMBER 31, 2008
NET INCOME (LOSS)	**$ 2,180**	$(1,650)	$(106)
Other Comprehensive Loss:			
Foreign currency translation adjustment	**(682)**	(3,315)	—
Change in unrealized loss on derivative instrument	**(468)**	—	—
Impairment loss on commercial mortgage-backed securities	**(1,505)**	—	—
	(2,655)	(3,315)	—
COMPREHENSIVE LOSS	**(475)**	(4,965)	(106)
Amounts Attributable to Noncontrolling interests:			
Net (income) loss	**(9,881)**	403	—
Foreign currency translation adjustment	**(166)**	1,027	—
Change in unrealized loss on derivative instrument	**207**	—	—
Comprehensive (income) loss attributable to noncontrolling interests	**(9,840)**	1,430	—
Comprehensive Loss Attributable to CPA®:17 — Global Shareholders	**$(10,315)**	**$(3,535)**	**$(106)**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Equity

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008 AND THE PERIOD FROM INCEPTION (FEBRUARY 20, 2007) TO DECEMBER 31, 2007

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	CPA:17 — GLOBAL SHAREHOLDERS						TOTAL CPA®:17 — GLOBAL SHAREHOLDERS	NONCONTROLLING INTERESTS	TOTAL
	SHARES	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	DISTRIBUTIONS IN EXCESS OF ACCUMULATED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TREASURY STOCK			
BALANCE AT FEBRUARY 20, 2007	—	$—	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Shares, $.001 par, issued to the advisor at $9 per share	22,222		200				200		200
Net loss				(106)			(106)		(106)
BALANCE AT DECEMBER 31, 2007	22,222	—	200	(106)	—	—	94	—	94
Shares issued, net of offering costs	34,544,270	35	309,942				309,977		309,977
Shares issued to affiliates	59,005		590				590		590
Contributions from noncontrolling interests							—	31,527	31,527
Distributions declared ($0.5578 per share)				(9,703)			(9,703)		(9,703)
Distributions to noncontrolling interests							—	(23)	(23)
Net loss				(1,247)			(1,247)	(403)	(1,650)
Other comprehensive loss:									
Foreign currency translation adjustment					(2,288)		(2,288)	(1,027)	(3,315)
BALANCE AT DECEMBER 31, 2008	34,625,497	35	310,732	(11,056)	(2,288)	—	297,423	30,074	327,497
Shares issued, net of offering costs	45,244,803	45	404,649				404,696		404,696
Shares issued to affiliates	265,101	2	2,674				2,676		2,676
Contributions from noncontrolling interests							—	103,364	103,364
Distributions declared ($0.6324 per share)				(34,361)			(34,361)		(34,361)
Distributions to noncontrolling interests							—	(71,946)	(71,946)
Net (loss) income				(7,701)			(7,701)	9,881	2,180
Other comprehensive loss:									
Foreign currency translation adjustment					(848)		(848)	166	(682)
Change in unrealized loss on derivative instrument					(261)		(261)	(207)	(468)
Impairment loss on commercial mortgage-backed securities					(1,505)		(1,505)		(1,505)
Repurchase of shares	(248,833)					(2,314)	(2,314)		(2,314)
BALANCE AT DECEMBER 31, 2009	**79,886,568**	**$82**	**$718,057**	**$(53,118)**	**$(4,902)**	**$(2,314)**	**$657,805**	**$71,332**	**$729,137**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(IN THOUSANDS)	YEARS ENDED DECEMBER 31, 2009	2008	PERIOD FROM INCEPTION (FEBRUARY 20, 2007) THROUGH DECEMBER 31, 2007
Cash Flows — Operating Activities			
Net income (loss)	**$ 2,180**	$ (1,650)	$(106)
Adjustments to net income (loss):			
Depreciation and amortization, including intangible assets	**5,088**	1,841	—
Straight-line rent adjustments, amortization of rent-related intangibles and financing lease adjustments	**(3,425)**	(315)	—
Income from equity investment in real estate in excess of distributions received	**326**	1,793	—
Issuance of shares to affiliate in satisfaction of fees due	**2,676**	590	—
Amortization of discount on commercial mortgage-backed securities	**(668)**	(356)	—
Realized loss on foreign currency transactions	**2,522**	363	—
Unrealized loss on derivative instrument	**—**	1,403	—
Impairment charges on net investments in properties and commercial mortgage-backed securities	**23,904**	—	—
Increase in accounts receivable and prepaid expenses	**(514)**	(414)	(13)
Increase in funds in escrow	**(3,108)**	(282)	—
Increase in accounts payable and accrued expenses	**749**	2,453	62
Increase in prepaid and deferred rental income	**2,432**	2,317	—
(Decrease) increase in due to affiliates	**78**	(3,300)	40
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	**32,240**	4,443	(17)
Cash Flows — Investing Activities			
Distributions from equity investments in real estate in excess of equity income	**2,282**	—	—
Acquisitions of real estate and direct financing leases[a]	**(430,448)**	(273,517)	—
Contributions to equity investments in real estate[a]	**(22,798)**	(23,074)	—
Value added taxes recoverable on purchases of real estate	**(14,881)**	—	—
Purchase of marketable securities	**—**	(19,965)	—
Funds for future investments and construction placed in escrow	**(107,047)**	—	—
Funds for future investments released from escrow	**106,510**	—	—
Purchase of notes receivable	**(7,000)**	—	—
Payment of deferred acquisition fees to an affiliate	**(3,263)**	(1,831)	—
NET CASH USED IN INVESTING ACTIVITIES	**(476,645)**	(318,387)	—

(IN THOUSANDS)	DECEMBER 31, 2009	2008	PERIOD FROM INCEPTION (FEBRUARY 20, 2007) THROUGH DECEMBER 31, 2007
Cash Flows — Financing Activities			
Distributions paid	**(27,193)**	(5,196)	—
Contributions from noncontrolling interests	**103,364**	31,527	—
Distributions to noncontrolling interests	**(71,946)**	(23)	—
Proceeds from mortgage notes payable	**170,805**	139,685	—
Scheduled payments of mortgage principal	**(4,494)**	(540)	—
Payment of mortgage deposits and deferred financing costs, net of deposits refunded	**(4,574)**	—	—
Proceeds from issuance of shares, net of offering costs	**404,200**	310,232	200
Purchase of treasury stock	**(2,314)**	—	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	**567,848**	475,685	200
Change in Cash and Cash Equivalents During the Year			
Effect of exchange rate changes on cash	**(3,458)**	(355)	—
Net increase in cash and cash equivalents	**119,985**	161,386	183
Cash and cash equivalents, beginning of year	**161,569**	183	—
CASH AND CASH EQUIVALENTS, END OF YEAR	**$281,554**	$161,569	$183

NONCASH INVESTING AND FINANCING ACTIVITIES:

(a) The cost basis of real estate investments acquired during 2009 and 2008 also includes deferred acquisition fees payable of $7.6 million and $5.4 million, respectively.

SUPPLEMENTAL CASH FLOW INFORMATION:

	YEARS ENDED DECEMBER 31, 2009	2008
Interest paid, net of amounts capitalized	**$10,726**	$2,181
Interest capitalized	**$ 1,088**	$ —
Income taxes paid	**$ 507**	$ 135

No interest or income taxes were paid, and no interest was capitalized, for the period from inception (February 20, 2007) through December 31, 2007.

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1 | ORGANIZATION AND OFFERING

Organization

Corporate Property Associates 17 — Global Incorporated is a publicly owned, non-actively traded REIT that invests primarily in commercial properties leased to companies domestically and internationally. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions and other factors. We earn revenue principally by leasing the properties we own to single corporate tenants, on a triple-net leased basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, contractual rent increases, tenant defaults and sales of properties. At December 31, 2009, our portfolio was comprised of our full or partial ownership interests in 39 fully occupied properties, substantially all of which were triple-net leased to 17 tenants, and totaled approximately 6 million square feet (on a pro rata basis). We were formed in 2007 and conduct substantially all of our investment activities and own all of our assets through our operating partnership, CPA:17 Limited Partnership. We are a general partner and a limited partner and anticipate that we will own a 99.985% capital interest in the operating partnership. Carey Holdings, a subsidiary of WPC, holds a special general partner interest in the operating partnership. We refer to WPC, together with certain of its subsidiaries and Carey Holdings, as the advisor.

On February 20, 2007, WPC purchased 22,222 shares of our common stock for $0.2 million and was admitted as our initial shareholder. WPC purchased its shares at $9.00 per share, net of commissions and fees, which would have otherwise been payable to Carey Financial, our sales agent and a subsidiary of WPC. In addition, in July 2008, we received a capital contribution from the advisor of $0.3 million.

Public Offering

In November 2007, our registration statement on Form S-11 (File No. 333-140842), covering an initial public offering of up to 200,000,000 shares of common stock at $10.00 per share, was declared effective by the SEC under the Securities Act of 1933, as amended. The registration statement also covers the offering of up to 50,000,000 shares of common stock at $9.50 pursuant to our distribution reinvestment and stock purchase plan. Our shares are initially being offered on a "best efforts" basis by Carey Financial and selected other dealers. We commenced our initial public offering in late December 2007. Since inception through the date of this Report, we have raised a total of more than $900 million.

We intend to use the net proceeds of the offering to acquire, own and manage a portfolio of commercial properties leased to a diversified group of companies primarily on a single tenant net lease basis.

2 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements reflect all of our accounts, including those of our majority-owned and/or controlled subsidiaries. The portion of equity in a subsidiary that is not attributable, directly or indirectly, to us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated.

When we obtain an economic interest in an entity, we evaluate the entity to determine if the entity is deemed a VIE and if we are deemed to be the primary beneficiary under current authoritative accounting guidance. We consolidate (i) entities that are VIEs and of which we are deemed to be the primary beneficiary and (ii) entities that are non-VIEs that we control. Entities that we account for under the equity method (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus fundings) include (i) entities that are VIEs and of which we are not deemed to be the primary beneficiary and (ii) entities that are non-VIEs that we do not control but over which we have the ability to exercise significant influence. We will reconsider our determination of whether an entity is a VIE and who the primary beneficiary is if certain events occur that are likely to cause a change in the original determinations. We have determined that we are the primary beneficiary of our operating partnership, which is deemed to be a VIE and which we consolidate.

In determining whether we control a non-VIE, we consider that the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. This presumption may be overcome if the agreements provide the limited partners with either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights. If it is deemed that the limited partners' rights overcome the presumption of control by a general partner of the limited partnership, the general partner must account for its investment in the limited partnership using the equity method of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in our consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Reclassifications and Revisions

Certain prior year amounts have been reclassified to conform to the current year presentation. The consolidated financial statements included in this Report have been retrospectively adjusted to reflect the adoption of accounting guidance for noncontrolling interests during the year ended December 31, 2009.

Purchase Price Allocation

When we acquire properties accounted for as operating leases, we allocate the purchase costs to the tangible and intangible assets and liabilities acquired based on their estimated fair values. We determine the value of the tangible assets, consisting of land and buildings, as if vacant, and record intangible assets, including the above-market and below-market value of leases, the value of in-place leases and the value of tenant relationships, at their relative estimated fair values. See Real Estate Leased to Others and Depreciation below for a discussion of our significant accounting policies related to tangible assets. We include the value of below-market leases in Prepaid and deferred rental income and security deposits in the consolidated financial statements.

We record above-market and below-market lease values for owned properties based on the present value (using an interest rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) our estimate of fair market lease rates for the property or equivalent property, both of which are measured over a period equal to the estimated market lease term.

We amortize the capitalized above-market lease value as a reduction of rental income over the estimated market lease term. We amortize the capitalized below-market lease value as an increase to rental income over the initial term and any fixed rate renewal periods in the respective leases.

We allocate the total amount of other intangibles to in-place lease values and tenant relationship intangible values based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with each tenant. The characteristics we consider in allocating these values include estimated market rent, the nature and extent of the existing relationship with the tenant, the expectation of lease renewals, estimated carrying costs of the property if vacant and estimated costs to execute a new lease, among other factors. We determine these values using third party appraisals or our estimates. We amortize the capitalized value of in-place lease intangibles to expense over the remaining initial term of each lease. We amortize the capitalized value of tenant relationships to expense over the initial and expected renewal terms of the lease. No amortization period for intangibles will exceed the remaining depreciable life of the building.

If a lease is terminated, we charge the unamortized portion of each intangible, including above-market and below-market lease values, in-place lease values and tenant relationship values, to expense.

Real Estate Under Construction

For properties under construction, operating expenses including interest charges and other property expenses such as real estate taxes, are capitalized rather than expensed and incidental revenue is recorded as a reduction of capitalized project (i.e., construction) costs. We capitalize interest by applying the interest rate applicable to outstanding borrowings to the average amount of accumulated expenditures for properties under construction during the period.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Items classified as cash equivalents include commercial paper and money market funds. At December 31, 2009 and 2008, our cash and cash equivalents were held in the custody of several financial institutions, and these balances, at times, exceeded federally insurable limits. We seek to mitigate this risk by depositing funds only with major financial institutions.

Commercial Mortgage-Backed Securities

We have CMBS investments that were designated as securities held to maturity on the date of acquisition, in accordance with current accounting guidance. We carry these securities held to maturity at cost, net of unamortized premiums and discounts, which are recognized in interest income using an effective yield or "interest" method, and assess them for other-than-temporary impairment on a quarterly basis (see Impairments — CMBS below).

Other Assets and Other Liabilities

We include value added taxes receivable; deferred costs incurred in connection with potential investment opportunities; derivative instruments; escrow balances held by lenders; accrued rents receivable; prepaid expenses and deferred charges in Other assets, net. We include deferred rental income and miscellaneous amounts held on behalf of tenants in Other liabilities. Deferred charges are costs incurred in connection with mortgage financings and refinancings that are amortized over the terms of the mortgages and included in Interest expense in the consolidated financial statements. Deferred rental income is the aggregate cumulative difference for operating leases between scheduled rents that vary during the lease term, and rent recognized on a straight-line basis.

Deferred Acquisition Fees Payable to Affiliate

Fees payable to the advisor for structuring and negotiating investments and related mortgage financing on our behalf are included in Due to affiliates (Note 3).

Treasury Stock

Treasury stock is recorded at cost.

Organization and Offering Costs

During the offering period, we accrue costs incurred in connection with the raising of capital as deferred offering costs. Upon receipt of offering proceeds, we charge the deferred costs to equity and reimburse the advisor for costs incurred (Note 3). Such reimbursements will not exceed regulatory cost limitations. De minimis organization costs were expensed as incurred and were included in general and administrative expenses in the financial statements for the period from inception (February 20, 2007) to December 31, 2007. No such costs were incurred during the years ended December 31, 2009 and 2008.

Real Estate Leased to Others

We lease real estate to others primarily on a triple-net leased basis whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance, repairs, renewals and improvements. Expenditures for maintenance and repairs including routine betterments are charged to operations as incurred. We capitalize significant renovations that increase the useful life of the properties. For the years ended December 31, 2009 and 2008, although we are legally obligated for the payment, pursuant to our lease agreements with our tenants, lessees were responsible for the direct payment to the taxing authorities of real estate taxes of $1.7 million and $0.6 million, respectively.

We diversify our real estate investments among various corporate tenants engaged in different industries, by property type and by geographic area (Note 10). Substantially all of our leases provide for either scheduled rent increases, periodic rent adjustments based on formulas indexed to changes in the CPI or similar indices or percentage rents. CPI adjustments are contingent on future events and are therefore not included in straight-line rent calculations. We recognize rents from percentage rents as reported by the lessees, which is after the level of sales requiring a rental payment to us is reached.

We account for leases as operating or direct financing leases as described below:

Operating leases — We record real estate at cost less accumulated depreciation; we recognize future minimum rental revenue on a straight-line basis over the term of the related leases and charge expenses (including depreciation) to operations as incurred (Note 4).

Direct financing method — We record leases accounted for under the direct financing method at their net investment (Note 5). We defer and amortize unearned income to income over the lease terms so as to produce a constant periodic rate of return on our net investment in the lease.

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (14 lessees represented 100% of lease revenues during 2009), we believe that it is necessary to evaluate the collectibility of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. Therefore, in recognizing our provision for uncollected rents and other tenant receivables, we evaluate actual past due amounts and make subjective judgments as to the collectability of those amounts based on factors including, but not limited to, our knowledge of a lessee's circumstances, the age of the receivables, the tenant's credit profile and prior experience with the tenant. Even if a lessee has been making payments, we may reserve for the entire receivable amount if we believe there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

Acquisition Costs

We adopted the FASB's revised guidance for business combinations on January 1, 2009. The revised guidance establishes principles and requirements for how the acquirer in a business combination must recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interests in the entity acquired, and goodwill acquired in a business combination. Additionally, the revised guidance requires that an acquiring entity must immediately expense all acquisition costs and fees associated with a business combination, while such costs are capitalized for transactions deemed to be acquisitions of an asset. To the extent we make investments that are deemed to be business combinations, our results of operations will be negatively impacted by the immediate expensing of acquisition costs and fees incurred in accordance with the revised guidance, whereas in the past such costs and fees would have been capitalized and allocated to the cost basis of the acquisition. Post acquisition, there will be a subsequent positive impact on our results of operations through a reduction in depreciation expense over the estimated life of the properties. For those investments that are not deemed to be a business combination, the revised guidance is not expected to have a material impact on our consolidated financial statements. Historically, we have not acquired investments that would be deemed a business combination under the revised guidance.

Our investments in real estate are categorized as either real estate or net investment in direct financing leases for consolidated investments and equity investments in real estate for unconsolidated ventures. We capitalized acquisition-related costs and fees totaling $20.7 million in connection with our investments completed during the year ended December 31, 2009, all of which were deemed to be real estate acquisitions. See Notes 4, 5 and 6 for a discussion of acquisitions of real estate, net investment in direct financing leases and equity investments in real estate, respectively, during 2009.

Depreciation

We compute depreciation of building and related improvements using the straight-line method over the estimated useful lives of the properties (generally ranging from 14 to 40 years). We compute depreciation of tenant improvements using the straight-line method over the lesser of the remaining term of the lease or the estimated useful life.

Interest Capitalized in Connection with Real Estate Under Construction

Operating real estate is stated at cost less accumulated depreciation. Costs directly related to build-to-suit projects, primarily interest, if applicable, are capitalized. Interest capitalized in 2009 was $1.1 million. No interest was capitalized in 2008 or 2007. We consider a build-to-suit project as substantially completed upon the completion of improvements. If portions of a project are substantially completed and occupied and other portions have not yet reached that stage, the substantially completed portions are accounted for separately. We allocate costs incurred between the portions under construction and the portions substantially completed and only capitalize those costs associated with the portion under construction. We do not have a credit facility and determine an interest rate to be applied for capitalizing interest based on an average rate on our outstanding non-recourse mortgage debt.

Impairments

We periodically assess whether there are any indicators that the value of our long-lived assets may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant or the rejection of a lease in a bankruptcy proceeding. Impairment charges do not necessarily reflect the true economic loss caused by the default of the tenant, which may be greater or less than the impairment amount. In addition, we use non-recourse debt to finance our acquisitions, and to the extent that the value of an asset is written down to below the value of its debt, there is an unrealized gain that will be triggered when we turn the asset back to the lender in satisfaction of the debt. We may incur impairment charges on long-lived assets, including real estate, direct financing leases, assets held for sale and equity investments in real estate. We may also incur impairment charges on marketable securities. Our policies for evaluating whether these assets are impaired are presented below.

Real Estate

For real estate assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property to the future net undiscounted cash flow that we expect the property will generate, including any estimated proceeds from the eventual sale of the property. The undiscounted cash flow analysis requires us to make our best estimate of market rents, residual values and holding periods. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows. If the future net undiscounted cash flow of the property is less than the carrying value, the property is considered to be impaired. We then measure the loss as the excess of the carrying value of the property over its estimated fair value, as determined using market information. In cases where available market information is not deemed appropriate, we perform a future net cash flow analysis discounted for inherent risk associated with each asset.

Direct Financing Leases

We review our direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is our estimate of what we could realize upon the sale of the property at the end of the lease term, based on market information. If this review indicates that a decline in residual value has occurred that is other-than-temporary, we recognize an impairment charge and revise the accounting for the direct financing lease to reflect a portion of the future cash flow from the lessee as a return of principal rather than as revenue. While we evaluate direct financing leases if there are any indicators that the residual value may be impaired, the evaluation of a direct financing lease can be affected by changes in long-term market conditions even though the obligations of the lessee are being met.

Assets Held for Sale

We classify assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. When we classify an asset as held for sale, we calculate its estimated fair value as the expected sale price, less expected selling costs. We then compare the asset's estimated fair value to its carrying value, and if the estimated fair value is less than the property's carrying value, we reduce the carrying value to the estimated fair value. We will continue to review the property for subsequent changes in the estimated fair value, and may recognize an additional impairment charge if warranted.

If circumstances arise we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We measure and record a property that is reclassified as held and used at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used, or (b) the estimated fair value at the date of the subsequent decision not to sell.

Equity Investments in Real Estate

We evaluate our equity investments in real estate on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and whether or not that impairment is other-than-temporary. To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value, which is determined by multiplying the estimated fair value of the underlying venture's net assets by our ownership interest percentage.

Marketable Securities

We evaluate our marketable securities for impairment if a decline in estimated fair value below cost basis is significant and/or has lasted for an extended period of time. We review the underlying cause of the decline in value and the estimated recovery period, as well as the severity and duration of the decline, to determine if the decline is other-than-temporary. In our evaluation, we consider our ability and intent to hold these investments for a reasonable period of time sufficient for us to recover our cost basis. We also evaluate the near-term prospects for each of these investments in relation to the severity and duration of the decline. If we determine that the decline is other-than-temporary, we record an impairment charge to reduce our cost basis to the estimated fair value of the security.

Commercial Mortgage-Backed Securities

We have CMBS investments that are designated as securities held to maturity. On a quarterly basis, we evaluate our CMBS to determine if they have experienced an other-than temporary decline in value. In our evaluation, we consider, among other items, the significance of the decline in value compared to the cost basis; underlying factors contributing to the decline in value, such as delinquencies and expectations of credit losses; the length of time the market value of the security has been less than its cost basis; expected market volatility and market and economic conditions; advice from dealers; and our own experience in the market.

In 2009, the FASB amended its existing guidance on determining whether an impairment for investments in debt securities, including CMBS investments, is other-than-temporary. If the debt security's market value is below its amortized cost and we either intend to sell the security or it is more likely than not that we will be required to sell the security before its anticipated recovery, we record the entire amount of the other-than-temporary impairment charge in earnings.

We do not intend to sell our CMBS investments, and we do not expect that it is more likely than not that we will be required to sell these investments before their anticipated recovery. We perform an additional analysis to determine whether we expect to recover our amortized cost basis in the investment. If we have determined that a decline in the estimated fair value of our CMBS investments has occurred that is other-than-temporary and we do not expect to recover the entire amortized cost basis, we calculate the total other-than-temporary impairment charge as the difference between the CMBS investments' carrying value and their estimated fair value. We then separate the other-than-temporary impairment charge into the portion of the loss related to noncredit factors, such as the illiquidity of the securities (the "noncredit loss portion"), and the portion related to credit factors (the "credit loss portion"). We determine the noncredit loss portion by analyzing the changes in spreads on AAA-rated CMBS securities as compared with the changes in spreads on the CMBS securities being analyzed for other-than-temporary impairment. We generally perform this analysis over a time period from the date of acquisition of the debt securities through the date of the analysis. Any resulting loss is deemed to represent losses due to the illiquidity of the debt securities and is recorded as the noncredit loss portion. We then measure the credit loss portion of the other-than-temporary impairment as the residual amount of the other-than-temporary impairment. We record the noncredit loss portion as a separate component of Other comprehensive loss in equity and the credit loss portion in earnings.

Following recognition of the other-than-temporary impairment, the difference between the new cost basis of the CMBS investments and cash flows expected to be collected is accreted to Interest income from CMBS over the remaining expected lives of the securities.

Assets Held for Sale

We classify assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. Assets held for sale are recorded at the lower of carrying value or estimated fair value, which is generally calculated as the expected sale price, less expected selling costs. The results of operations and the related gain or loss on sale of properties that have been sold or that are classified as held for sale are included in discontinued operations.

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We measure and record a property that is reclassified as held and used individually at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used, or (b) the estimated fair value at the date of the subsequent decision not to sell.

We recognize gains and losses on the sale of properties when, among other criteria, the parties are bound by the terms of the contract, all consideration has been exchanged and all conditions precedent to closing have been performed. At the time the sale is consummated, a gain or loss is recognized as the difference between the sale price, less any selling costs, and the carrying value of the property.

Foreign Currency Translation

We have interests in real estate investments in the European Union for which the functional currency is the Euro and the British pound sterling. We perform the translation from the Euro to the U.S. dollar for assets and liabilities using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. We report the gains and losses resulting from this translation as a component of Other comprehensive loss in equity. At December 31, 2009 and 2008, the cumulative foreign currency translation adjustment loss was $3.0 million and $2.3 million, respectively.

Foreign currency transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in the exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of that transaction. That increase or decrease in the expected functional currency cash flows is an unrealized foreign currency transaction gain or loss that generally will be included in determining net income for the period in which the exchange rate changes. Likewise, a transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date, whichever is later) realized upon settlement of a foreign currency transaction generally will be included in net income for the period in which the transaction is settled. Foreign currency transactions that are (i) designated as, and are effective as, economic hedges of a net investment and (ii) intercompany foreign currency transactions that are of a long-term nature (that is, settlement is not planned or anticipated in the foreseeable future), when the entities to the transactions are consolidated or accounted for by the equity method in our financial statements are not included in determining net income but are accounted for in the same manner as foreign currency translation adjustments and reported as a component of Other comprehensive loss in equity. Investments in international equity investments in real estate are funded in part through subordinated intercompany debt. We acquired our first international equity investment in real estate in 2009 (Note 6).

Foreign currency intercompany transactions that are scheduled for settlement, consisting primarily of accrued interest on intercompany subordinated debt, are included in the determination of net income. For the year ended December 31, 2009, we recognized realized losses of $2.5 million on foreign currency transactions in connection with changes in foreign currency on deposits held for new investments and the transfer of cash from foreign operations of subsidiaries to the parent company.

Derivative Instruments

We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. Derivative instruments that are designated as hedges and are used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. For fair value hedges, changes in the fair value of the derivative are offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings. Derivatives that are designated as hedges and are used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. For cash flow hedges, the effective portions of the derivative instruments are recognized in Other comprehensive loss in equity until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

In addition to derivative instruments that we enter into on our own behalf, we may also be a party to derivative instruments that are embedded in other contracts. Lessees may also grant us common stock warrants in connection with structuring the initial lease transactions that are defined as derivative instruments because they are readily convertible to cash or provide for net settlement upon conversion. Our principal derivative instruments consist of an interest rate swap and an interest rate cap (Note 10).

Income Taxes

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code. In order to maintain our qualification as a REIT, we are required, among other things, to distribute at least 90% of our REIT net taxable income to our shareholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to meet the requirements for taxation as a REIT.

We conduct business in various states and municipalities within the U.S. and the European Union and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain foreign, state and local taxes and a provision for such taxes is included in the consolidated financial statements.

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves based on a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, we recognize the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. We derecognize the tax position when it is no longer more likely than not of being sustained.

Costs of Raising Capital

Costs incurred in connection with the raising of capital through the sale of common stock are charged to equity upon the issuance of shares.

Loss Per Share

We have a simple equity capital structure with only common stock outstanding. As a result, loss per share, as presented, represents both basic and dilutive per-share amounts for all periods presented in the financial statements.

Future Accounting Requirements

In June 2009, the FASB issued amended guidance related to the consolidation of VIEs. These amendments require an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity (1) has the power to direct matters that most significantly impact the activities of the VIE, and (2) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The amendments change the consideration of kick-out rights in determining if an entity is a VIE, which may cause certain additional entities to now be considered VIEs. Additionally, they require an ongoing reconsideration of the primary beneficiary and provide a framework for the events that trigger a reassessment of whether an entity is a VIE. This guidance is effective for us beginning January 1, 2010. We are currently assessing the potential impact that the adoption of the new guidance will have on our financial position and results of operations.

3 | AGREEMENTS AND TRANSACTIONS WITH RELATED PARTIES

We have an advisory agreement with the advisor whereby the advisor performs certain services for us for a fee. Under the terms of this agreement, which was amended and renewed effective October 1, 2009, the advisor structures and negotiates the purchase and sale of investments and debt placement transactions for us, for which we pay the advisor structuring and subordinated disposition fees, and manages our day-to-day operations, for which we pay the advisor asset management fees and certain cash distributions. In addition, we reimburse the advisor for organization and offering costs incurred in connection with our offering and for certain administrative duties performed on our behalf. We also have certain agreements with joint ventures. These transactions are described below.

Transaction Fees

Under the terms of the advisory agreement, we pay the advisor acquisition fees for structuring and negotiating investments and related mortgage financing on our behalf, a portion of which is payable upon acquisition of investments with the remainder subordinated to a preferred return. The preferred return is a non-compounded cumulative distribution return of 5% per annum (based initially on our invested capital). Acquisition fees payable to the advisor with respect to our long-term net lease investments may be up to an average of 4.5% of the total cost of those investments and are comprised of a current portion of 2.5%, typically paid when the property is purchased, and a deferred portion of 2%, typically paid over three years, once the preferred return criterion has been met. For certain types of non-long term net lease investments, initial acquisition fees may range from 0% to 1.75% of the equity invested plus the related acquisition fees, with no portion of the fee being deferred.

We incurred current acquisition fees of $9.5 million and $5.6 million for investments that were acquired during 2009 and 2008, respectively. We incurred deferred acquisition fees of $7.6 million and $4.5 million for investments that were acquired during 2009 and 2008, respectively. In May 2008, we also assumed deferred acquisition fees payable of $0.9 million as a result of increasing our interest in an existing venture (Note 6). We incurred acquisition fees of $0.2 million in connection with our CMBS investments during 2008. Current and deferred acquisition fees were de minimis for the period from inception (February 20, 2007) through December 31, 2007. We made payments of deferred acquisition fees to the advisor totaling $3.3 million and $1.8 million during the years ended December 31, 2009 and 2008, respectively. Unpaid installments of deferred acquisition fees totaling $7.9 million and $3.5 million at December 31, 2009 and 2008, respectively, are included in Due to affiliates in the consolidated financial statements.

The advisor may also receive subordinated disposition fees of up to 3% of the contract sales price of an investment for services provided in connection with the disposition; however, payment of such fees is subordinated to a preferred return. We have not incurred any subordinated disposition fees at December 31, 2009 as we have not disposed of any investments.

Asset Management Fee and Cash Distributions

We pay the advisor an annual asset management fee ranging from 0.5% of average market value for long-term net leases and certain other types of real estate investments to 1.75% of average equity value for certain types of securities. The asset management fee is payable in cash or restricted stock at the option of the advisor. If the advisor elects to receive all or a portion of its fees in restricted shares, the number of restricted shares issued is determined by dividing the dollar amount of fees by our most recently published estimated net asset value per share as approved by our board of directors. For 2009 and 2008, the advisor elected to receive its asset management fees in restricted shares of our common stock. We incurred asset management fees of $2.5 million and $0.7 million for the year ended December 31, 2009 and 2008, respectively. No such fees were incurred during the period from inception (February 20, 2007) through December 31, 2007. At December 31, 2009, the advisor owned 341,884 restricted shares (less than 1%) of our common stock.

We also pay the advisor up to 10% of distributions of available cash of the operating partnership, depending on the type of investments we own. We made distributions of $2.2 million to the advisor during 2009. No such distributions were made during 2008 or during the period from inception (February 20, 2007) through December 31, 2007.

Organization and Offering Expenses

We are liable for expenses incurred in connection with the offering of our securities. These expenses are deducted from the gross proceeds of our offering. Total organization and offering expenses, including underwriting compensation, will not exceed 15% of the gross proceeds of our offering. Under the terms of a sales agency agreement between Carey Financial and us, Carey Financial receives a selling commission of up to $0.65 per share sold, a selected dealer fee of up to $0.20 per share sold and a wholesaling fee of up to $0.15 per share sold. Carey Financial will re-allow all selling commissions to selected dealers participating in the offering and will re-allow up to the full selected dealer fee to the selected dealers. Under the terms of a selected investment advisor agreement among Carey Financial, a selected investment advisor, and us, Carey Financial also receives a wholesaling fee of up to $0.15 per share sold to clients of selected investment advisors. Carey Financial will use any retained portion of the selected dealer fee together with the selected dealer or investment advisor wholesaling fees to cover other underwriting costs incurred in connection with the offering. Total underwriting compensation paid in connection with our offering, including selling commissions, the selected dealer fee, the wholesaling fee and reimbursements made by Carey Financial to selected dealers and investment advisors, cannot exceed the limitations prescribed by the Financial Industry Regulatory Authority ("FINRA"). The limit on underwriting compensation is currently 10% of gross offering proceeds. We may also reimburse Carey Financial up to an additional 0.5% of offering proceeds for bona fide due diligence expenses. We reimburse the advisor or one of its affiliates for other organization and offering expenses (including, but not limited to, filing fees, legal, accounting, printing and escrow costs). The advisor has agreed to be responsible for the payment of organization and offering expenses (excluding selling commissions, selected dealer fees and wholesaling fees) that exceed 4% of the gross offering proceeds.

The total costs paid by the advisor and its affiliates in connection with the organization and offering of our securities were $8.2 million from inception through December 31, 2009, substantially all of which has been reimbursed. Unpaid costs are included in Due to affiliates in the consolidated financial statements. During the offering period, we accrue costs incurred in connection with the raising of capital as deferred offering costs. Upon receipt of offering proceeds and reimbursement to the advisor for costs incurred, we charge the deferred costs to equity. Such reimbursements will not exceed regulatory cost limitations as described above.

Other Expenses

We reimburse the advisor for various expenses it incurs in the course of providing services to us. We reimburse certain third-party expenses paid by the advisor on our behalf, including property-specific costs, professional fees, office expenses and business development expenses. In addition, we reimburse the advisor for the allocated costs of personnel and overhead in providing management of our day-to-day operations, including accounting services, shareholder services, corporate management, and property management and operations. We do not reimburse the advisor for the cost of personnel if these personnel provide services for transactions for which the advisor receives a transaction fee, such as acquisitions, dispositions and refinancings.

For the year ended December 31, 2009, we incurred personnel reimbursements of $0.4 million. For the year ended December 31, 2008, we incurred de minimis personnel reimbursements. These expenses are included in General and administrative expenses in the consolidated financial statements. We did not reimburse any such amounts to the advisor during the period from inception (February 20, 2007) to December 31, 2007.

Joint Ventures and Other Transactions with Affiliates

Together with certain affiliates, we participate in an entity that leases office space used for the administration of real estate entities. Under the terms of an agreement among the participants in this entity, rental, occupancy and leasehold improvement costs are allocated among the participants based on gross revenues and are adjusted quarterly. Our share of expenses incurred was less than $0.1 million for the year ended December 31, 2009 and de minimis for the year ended December 31, 2008 because we had minimal revenue. No amounts were allocated to us during the period from inception (February 20, 2007) to December 31, 2007 because we had no revenues. Based on current gross revenues, our current share of future minimum lease payments under this agreement would be $0.1 million annually through 2016; however, we anticipate that our share of future annual minimum lease payments will increase significantly as we continue to invest the proceeds of our offering.

We own interests in entities ranging from 49% to 70%, with the remaining interests held by affiliates. We consolidate certain of these entities and account for the remainder under the equity method of accounting (Note 6).

In July 2008, the advisor made a $0.3 million capital contribution to us, which is included in Noncontrolling interest in the consolidated financial statements.

4 | NET INVESTMENTS IN PROPERTIES

Net Investments in Properties

Net investments in properties, which consists of land and buildings leased to others, at cost, and accounted for as operating leases, is summarized as follows (in thousands):

	DECEMBER 31,	
	2009	2008
Land	**$ 62,597**	$ 36,817
Building	**263,910**	132,164
Less: Accumulated depreciation	**(5,957)**	(1,455)
	$320,550	**$167,526**

Acquisitions of Real Estate

Amounts below are based upon the applicable exchange rate at the date of acquisition where appropriate.

2009 — We entered into two investments in the United States and two investments in Europe at a total cost of $146.8 million. In connection with these investments, which were deemed to be real estate acquisitions, we capitalized acquisition-related costs and fees totaling $9.2 million.

2008 — We entered into six investments, four in the United States and two in Germany, at a total cost of $191.9 million, inclusive of amounts attributable to noncontrolling interests of $21.0 million. In connection with our German investments, we entered into commitments to purchase two tenant-funded expansion projects for a total cost of up to $21.5 million, based on estimated construction costs, inclusive of amounts attributable to noncontrolling interests of up to $6.8 million. These purchase commitments expire in August 2010 and July 2011; however, one of the tenants filed for bankruptcy in Germany, which relieved us of our obligation with respect to the funding of the expansion at that property. At December 31, 2009, we had not incurred any costs in connection with these commitments.

Real Estate Under Construction

2009 — We entered into two build-to-suit projects located in the United States and the United Kingdom at a total cost of up to $60.4 million, based on estimated construction costs. In connection with these investments, which were deemed to be real estate acquisitions, we capitalized acquisition-related costs and fees totaling $3.5 million. In December 2009, one of these build-to-suit projects was placed into service, with $20.4 million reclassified from Real estate under construction to Net investments in properties in the consolidated financial statements. Costs incurred and capitalized on the remaining project through December 31, 2009 were $31.0 million and have been included as Real estate under construction in the consolidated financial statements.

Other

In May 2009, our former tenant Wagon Automotive GmbH terminated its lease with us in bankruptcy proceedings and a successor company, Waldaschaff Automotive GmbH, took over the business. As a result, we reclassified the related property from Net investment in direct financing leases to Net investments in properties. We entered into our investment in this property in 2008 at a cost of $16.7 million, inclusive of amounts attributable to noncontrolling interests of $5.6 million.

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants and future CPI-based adjustments, under non-cancelable operating leases are as follows (in thousands):

YEARS ENDING DECEMBER 31,	
2010	$28,309
2011	29,607
2012	29,904
2013	30,041
2014	30,164
Thereafter through 2029	418,476

None of our leases have provisions for rent increases based on percentage rents.

5 | NET INVESTMENT IN DIRECT FINANCING LEASES

Net investment in direct financing leases is summarized as follows (in thousands):

	DECEMBER 31,	
	2009	2008
Minimum lease payments receivable	**$ 587,297**	$ 148,636
Unguaranteed residual value	**301,474**	83,991
	888,771	232,627
Less: unearned income	**(585,521)**	(148,703)
	$303,250	$ 83,924

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants and future CPI-based adjustments, under non-cancelable direct financing leases are as follows (in thousands):

YEARS ENDING DECEMBER 31,	
2010	$31,402
2011	31,918
2012	32,290
2013	32,668
2014	33,052
Thereafter through 2028	425,967

None of our leases have provisions for rent increases based on percentage rents.

Acquisitions of Net Investments in Direct Financing Leases

2009 — In March 2009, an entity in which we, our affiliate CPA®:16 — Global and our advisor hold 55%, 27.25% and 17.75% interests, respectively, completed a net lease financing transaction with respect to a leasehold condominium interest, encompassing approximately 750,000 rentable square feet, in the office headquarters of The New York Times Company for $233.7 million, inclusive of amounts attributable to noncontrolling interests of $104.1 million and acquisition fees payable to the advisor. The lease has an initial term of 15 years and provides the tenant with one 10-year renewal option and two additional five-year renewal options. In the tenth year of the initial term of the lease, The New York Times Company has an option to purchase the building for $250.0 million. As a result of this purchase option, together with the other terms of the net lease and related transaction documents, we account for this transaction as a net investment in direct financing lease for financial reporting purposes. In connection with this investment, which was deemed to be a real estate acquisition, we capitalized acquisition-related costs and fees totaling $8.7 million, inclusive of amounts attributable to noncontrolling interests of $2.9 million.

2008 — In August 2008, we entered into an investment in two German properties leased to Wagon Automotive GmbH and Wagon Automotive Nagold GmbH at a total cost of $47.5 million, inclusive of amounts attributable to noncontrolling interests totaling $15.8 million. In May 2009, a portion of this investment was reclassified as Net investment in properties as a result of Wagon Automotive GmbH's termination of its lease with us in bankruptcy proceedings (Note 10). In addition, in December 2008, we entered into a domestic investment at a total cost of $38.9 million, inclusive of amounts attributable to noncontrolling interests of $15.6 million.

6 | EQUITY INVESTMENTS IN REAL ESTATE

We own interests in single-tenant net leased properties leased to corporations through noncontrolling interests in (i) partnerships and limited liability companies in which our ownership interests are 50% or less but over which we exercise significant influence, and (ii) tenants-in-common subject to common control. The underlying investments are generally owned with affiliates. We account for these investments under the equity method of accounting (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus fundings).

The following table sets forth our ownership interests in our equity investments in real estate and their respective carrying values. The carrying value of these ventures is affected by the timing and nature of distributions (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2009	CARRYING VALUE AT DECEMBER 31, 2009	2008
Berry Plastics[a]	50%	**$21,414**	$ 21,864
Tesco plc[b]	49%	**22,081**	—
		$43,495	**$21,864**

(a) See Acquisitions of Equity Investments in Real Estate — 2008 below for information regarding transactions related to this venture during 2009 and 2008.

(b) Carrying value of investment is affected by the impact of fluctuations in the exchange rate of the Euro. We acquired our interest in this investment in July 2009. See Acquisitions of Equity Investments in Real Estate — 2009 below.

The following tables present combined summarized financial information of our venture properties. Amounts provided are the total amounts attributable to the venture properties and do not represent our proportionate share (in thousands):

	DECEMBER 31, 2009	2008
Assets	**$181,600**	$ 85,177
Liabilities	**(84,522)**	(40,073)
PARTNERS'/MEMBERS' EQUITY	**$ 97,078**	**$ 45,104**

	2009	DECEMBER 31, 2008	2007
Revenue	**$10,080**	$ 6,660	$ 218
Expenses	**(8,330)**	(5,383)	(100)
Gain on extinguishment of debt[a]	**6,512**	—	—
NET INCOME	**$ 8,262**	**$ 1,277**	**$ 118**

(a) Represents gain recognized in connection with repayment of debt at a discount during 2009. See Acquisitions of Equity Investments in Real Estate — 2008 below.

We recognized income from equity investments in real estate of $1.4 million for the year ended December 31, 2009 and a loss from equity investments of $1.8 million for the year ended December 31, 2008. These amounts represent our share of the income or loss of these ventures as well as certain depreciation and amortization adjustments related to other-than-temporary impairment charges.

Acquisitions of Equity Investments in Real Estate

Amounts provided below are applicable to the entire venture and do not represent our proportionate share, and are based on the exchange rate of the Euro at the date of acquisition, as applicable.

2009 — In July 2009, a venture in which we and an affiliate have 49% and 51% interests, respectively, and which we account for under the equity method of accounting, entered into an investment in Hungary at a total cost of $93.6 million. We account for this venture under the equity method of accounting as we do not have a controlling interest but exercise significant influence. The venture, which leases properties to a subsidiary of Tesco plc, capitalized acquisition-related costs and fees totaling $4.6 million in connection with this investment, which was deemed to be a real estate acquisition. Concurrent with the investment, the venture obtained non-recourse mortgage financing of $49.5 million that bears interest at a fixed annual interest rate of 5.9% and matures in seven years.

2008 — In May 2008, we exercised a purchase option to acquire an additional 49.99% interest in the Berry Plastics venture for $23.7 million, net of mortgage proceeds and other costs, such that our total interest in the properties increased to 50%, with our affiliate owning the remaining 50%. During 2009, this venture repaid its $39.0 million outstanding balance on a non-recourse mortgage loan at a discount for $32.5 million and recognized a corresponding gain of $6.5 million. Our $3.2 million share of the gain was reduced by $2.9 million due to an impairment charge recognized to reduce the carrying value of our investment to the estimated fair value of the venture's underlying net assets. The venture subsequently obtained non-recourse mortgage financing of $29.0 million with an annual interest rate and term of up to 10% and five years, respectively. During 2008, we recognized an other-than-temporary impairment charge of $2.1 million to reduce the carrying value of our investment in this venture to the estimated fair value of the venture's underlying net assets.

7 | SECURITIES HELD TO MATURITY

In April 2008 and June 2008, we acquired investments in five investment grade CMBS pools for an aggregate cost of $20.0 million, representing a $13.3 million discount to their face value, which aggregated $33.3 million at the dates of acquisition. This discount is accreted into interest income from commercial mortgage-backed securities on an effective yield, adjusted for actual prepayment activity over the average life of the related securities as a yield adjustment. The CMBS investments bear initial pass-through coupon rates approximating 6.2% and have final expected payout dates ranging from December 2017 to September 2020. We account for these CMBS investments as held-to-maturity securities because we have the intent and ability to hold these securities to maturity (Note 2). The following is a summary of our securities held-to-maturity, which consist entirely of CMBS at December 31, 2009 (in thousands):

DESCRIPTION	FACE VALUE	AMORTIZED COST	UNREALIZED LOSS	ESTIMATED FAIR VALUE
CMBS	$33,284	$3,818	$ —	$3,818

We accreted $0.7 million and $0.4 million into interest income for the years ended December 31, 2009 and 2008, respectively.

The following is a summary of the underlying credit ratings of our CMBS securities at December 31, 2009 (in thousands):

RATING[a]	AMORTIZED COST
B	**$1,752**
B+	**1,306**
BB-	**760**
	$3,818

(a) Ratings are those of Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc.

During 2009, we incurred other-than-temporary impairment charges totaling $17.1 million on our CMBS investments to reduce their carrying value of $20.9 million to their estimated fair value of $3.8 million. The following table presents the total other-than-temporary impairment charges recognized (in thousands):

	YEAR ENDED DECEMBER 31, 2009
Total other-than-temporary impairment charges recognized	**$17,138**
Less: noncredit portion recognized in Other comprehensive loss	**(1,505)**
Credit portion of other-than-temporary impairment charges	**$15,633**

In evaluating our CMBS investments for potential other-than-temporary impairment, we considered, among other items, the significant and sustained decline in their estimated fair value compared to their cost basis; the continuing increase in delinquencies and our expectations of future credit losses in light of current economic conditions. As a result of this evaluation in the fourth quarter of 2009, we determined that our CMBS investments were other-than-temporarily impaired and recognized impairment charges totaling $17.1 million. We determined that $1.5 million of the total other-than-temporary impairment charges related to noncredit factors, primarily the illiquidity of the securities. In determining the amount of the noncredit portion, we analyzed the changes in spreads on AAA-rated CMBS securities as compared with changes in spreads on our CMBS portfolio over a time period from our acquisition of the CMBS portfolio through December 31, 2009. We determined the credit loss portion of $15.6 million as the residual amount of the total other-than-temporary impairment charges. We do not intend to sell, nor is it more likely than not that we will be required to sell, these securities.

8 | INTANGIBLES

In connection with our acquisition of properties, we have recorded net lease intangibles of $40.9 million, which are being amortized over periods ranging from 16 years to 40 years. Amortization of below-market and above-market rent intangibles is recorded as an adjustment to lease revenue, while amortization of in-place lease and tenant relationship intangibles is included in Depreciation and amortization. Below-market rent intangibles are included in Prepaid and deferred rental income in the consolidated financial statements.

Intangibles are summarized as follows (in thousands):

	DECEMBER 31,	
	2009	2008
Lease intangibles:		
In-place lease	**$26,518**	$ 12,796
Tenant relationship	**4,850**	3,225
Above-market rent	**16,788**	2,707
Less: Accumulated amortization	**(1,490)**	(437)
	$46,666	**$ 18,291**
Below-market rent	**$ (7,244)**	$ (2,298)
Less: accumulated amortization	**121**	30
	$ (7,123)	**$ (2,268)**

Net amortization of intangibles, including the effect of foreign currency translation, was $0.9 million and $0.4 million in 2009 and 2008, respectively. Based on the intangibles recorded at December 31, 2009, scheduled net annual amortization of intangibles is expected to be $0.9 million in each of the next five years.

9 | FAIR VALUE MEASUREMENTS

In September 2007, the FASB issued authoritative guidance for using fair value to measure assets and liabilities, which we adopted as required on January 1, 2008, with the exception of nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis, which we adopted as required on January 1, 2009. In April 2009, the FASB provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, which we adopted as required in the second quarter of 2009. Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance also establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical instruments are available in active markets, such as money market funds, equity securities and U.S. Treasury securities; Level 2, for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument, such as certain derivative instruments including interest rate caps and swaps; and Level 3, for which little or no market data exists, therefore requiring us to develop our own assumptions, such as certain marketable securities.

Items Measured at Fair Value on a Recurring Basis

The following tables set forth our assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2009 (in thousands). Assets and liabilities presented below exclude assets and liabilities owned by unconsolidated ventures.

		FAIR VALUE MEASUREMENTS AT REPORTING DATE USING:		
DESCRIPTION	DECEMBER 31, 2009	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	UNOBSERVABLE INPUTS (LEVEL 3)
Assets:				
Money market funds	**$278,566**	$ 278,566	$ —	$ —
Derivative assets	**2,985**	—	2,985	—
	$281,551	**$278,566**	**$2,985**	**$ —**
Liabilities:				
Derivative liabilities	**$ (20)**	**$ —**	**$ (20)**	**$ —**

At December 31, 2008, our assets and liabilities that were accounted for at fair value on a recurring basis consisted of cash and cash equivalents held in money market accounts totaling $157.0 million (Level 1) and an embedded credit derivative that had no fair value (Level 3). At the date of acquisition, the fair value of the derivative instrument was determined to have a fair value of $1.4 million. Pursuant to a valuation obtained at December 31, 2008, we determined that this derivative instrument had no value, and, therefore, during 2008 we recognized an unrealized loss of $1.4 million, inclusive of minority interest of $0.5 million, to write down the value of the instrument. There were no changes to the fair value of this embedded credit derivative during the year ended December 31, 2009.

Gains and losses (realized and unrealized) included in earnings are reported in Other income and (expenses) in the consolidated financial statements.

Our financial instruments had the following carrying value and fair value (in thousands):

	DECEMBER 31, 2009		DECEMBER 31, 2008	
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Debt	$300,908	$291,737	$133,633	$133,436
CMBS[(a)]	3,818	3,818	20,309	4,562

(a) Carrying value represents historical cost for CMBS, inclusive of impairment charges recognized during 2009 (Note 7).

We determine the estimated fair value of our debt instruments using a discounted cash flow model with rates that take into account the credit of the tenants and interest rate risk. We estimate that our other financial assets and liabilities (excluding net investments in direct financing leases) had fair values that approximated their carrying values at December 31, 2009 and 2008.

Items Measured at Fair Value on a Non-Recurring Basis

At December 31, 2009, we performed our quarterly assessment of the value of our real estate investments and marketable securities held to maturity in accordance with current authoritative accounting guidance. We determined the valuation of these assets using widely accepted valuation techniques, including discounted cash flow on the expected cash flows of each asset as well as the income capitalization approach, which considers prevailing market capitalization rates. We reviewed each investment based on the highest and best use of the investment and market participation assumptions. We determined that the significant inputs used to value these investments fall within Level 3. See Notes 7 and 11 for a discussion of impairment charges incurred during the years ended December 31, 2009 and 2008, respectively. Actual results may differ materially if market conditions or the underlying assumptions change.

The following table presents information about our nonfinancial and financial assets that were measured on a fair value basis for the year ended December 31, 2009 and our nonfinancial assets that were measured on a fair value basis for the year ended December 31, 2008. All of the impairment charges were measured using unobservable inputs (Level 3) (in thousands):

	YEAR ENDED DECEMBER 31, 2009		YEAR ENDED DECEMBER 31, 2008	
	TOTAL FAIR VALUE MEASUREMENTS	TOTAL IMPAIRMENT CHARGES	TOTAL FAIR VALUE MEASUREMENTS	TOTAL IMPAIRMENT CHARGES
Assets:				
Net investments in properties	$17,779	$ 7,471	$ —	$ —
Net investments in direct financing leases	28,833	800	—	—
Equity investments in real estate	24,244	2,930	21,864	2,120
Commercial mortgage-backed securities[(a)]	3,818	17,138	—	—
	$74,674	$28,339	$21,864	$2,120

(a) Of the total other-than-temporary impairment charges recognized on our CMBS during 2009, $15.6 million related to credit losses and were recognized in earnings and $1.5 million related to noncredit factors and were recognized in Other comprehensive loss in equity (Note 7).

10 | RISK MANAGEMENT AND USE OF DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management

In the normal course of our on-going business operations, we encounter economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. We are subject to interest rate risk on our interest-bearing liabilities and our CMBS investments. Credit risk is the risk of default on our operations and tenants' inability or unwillingness to make contractually required payments. Market risk includes changes in the value of the properties and related loans as well as changes in the value of our CMBS investments due to changes in interest rates or other market factors. In addition, we own investments in the European Union and are subject to the risks associated with changing foreign currency exchange rates.

Commercial Mortgage-Backed Securities

We own CMBS that are fully collateralized by a portfolio of commercial real estate mortgages or commercial mortgage-related securities to the extent consistent with the requirements for qualification as a REIT. CMBS are instruments that directly or indirectly represent a participation in, or are secured by and payable from, one or more mortgage loans secured by commercial real estate. In most cases, CMBS distribute principal and interest payments on the mortgages to investors. Interest rates on these instruments can be fixed or variable. Some classes of CMBS may be entitled to receive mortgage prepayments before other classes do. Therefore, the prepayment risk for a particular instrument may be different than for other CMBS. The value of our CMBS investments is also subject to fluctuation based on changes in interest rates, economic conditions and the creditworthiness of lessees at the mortgaged properties. During 2009, we recognized other-than-temporary impairment charges of $17.1 million to reduce the carrying value of our CMBS investments to their estimated fair value of $3.8 million, comprised of other-than-temporary impairment charges $15.6 million related to expected credit losses, which were recognized in earnings, and $1.5 million related to the illiquidity of these assets, which were recognized in Other comprehensive loss in equity (Note 7). At December 31, 2009, our CMBS investments did not comprise a significant proportion of our real-estate related assets.

Foreign Currency Exchange

We are exposed to foreign currency exchange rate movements in the Euro and British Pound Sterling. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the same currency, but we are subject to foreign currency exchange rate movements to the extent of the difference in the timing and amount of the rental obligation and the debt service. We also face challenges with repatriating cash from our foreign investments. We may encounter instances where it is difficult to repatriate cash because of jurisdictional restrictions or because repatriating cash may result in current or future tax liabilities. Realized and unrealized gains and losses recognized in earnings related to foreign currency transactions are included in Other income and (expenses) in the consolidated financial statements.

Use of Derivative Financial Instruments

When we use derivative instruments, it is generally to reduce our exposure to fluctuations in interest rates. We have not entered, and do not plan to enter into financial instruments for trading or speculative purposes. In addition to derivative instruments that we entered into on our own behalf, we may also be a party to derivative instruments that are embedded in other contracts, and we may own common stock warrants, granted to us by lessees when structuring lease transactions, that are considered to be derivative instruments. The primary risks related to our use of derivative instruments are that a counterparty to a hedging arrangement could default on its obligation or that the credit quality of the counterparty may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction. While we seek to mitigate these risks by entering into hedging arrangements with counterparties that are large financial institutions that we deem to be credit worthy, it is possible that our hedging transactions, which are intended to limit losses, could adversely affect our earnings. Furthermore, if we terminate a hedging arrangement, we may be obligated to pay certain costs, such as transaction or breakage fees. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities.

In March 2008, the FASB amended its existing guidance for accounting for derivative instruments and hedging activities to require additional disclosures that are intended to help investors better understand how derivative instruments and hedging activities affect an entity's financial position, financial performance and cash flows. The enhanced disclosure requirements primarily surround the objectives and strategies for using derivative instruments by their underlying risk as well as a tabular format of the fair values of the derivative instruments and their gains and losses. The required additional disclosures are presented below.

The following table sets forth our derivative instruments at December 31, 2009 (in thousands):

DERIVATIVES DESIGNATED AS HEDGING INSTRUMENTS	BALANCE SHEET LOCATION	FAIR VALUE AT DECEMBER 31, 2009
Interest rate cap	Other assets	$ 2,985
Interest rate swap	Other liabilities	(20)
		$2,965

At December 31, 2009 and 2008, we also had an embedded credit derivative that is not designated as a hedging instrument. This instrument had a fair value of $0 at both December 31, 2009 and 2008.

The following tables present the impact of derivative instruments on, and their location within, the consolidated financial statements (in thousands):

DERIVATIVES IN CASH FLOW HEDGING RELATIONSHIPS	AMOUNT OF GAIN (LOSS) RECOGNIZED IN OCI ON DERIVATIVE (EFFECTIVE PORTION) YEAR ENDED DECEMBER 31, 2009
Interest rate cap[a]	$(461)
Interest rate swap	(20)
TOTAL	$(481)

DERIVATIVES NOT IN CASH FLOW HEDGING RELATIONSHIPS	LOCATION OF GAIN (LOSS) RECOGNIZED IN INCOME	AMOUNT OF GAIN (LOSS) RECOGNIZED IN INCOME ON DERIVATIVES YEAR ENDED DECEMBER 31, 2008
Embedded credit derivative[b]	Other income and (expenses)	$(1,404)
TOTAL		$(1,404)

(a) For the year ended December 31, 2009, losses of $0.2 million were attributable to noncontrolling interests. We had no derivatives in cash flow hedging relationships prior to 2009.

(b) For the year ending December 31, 2008, losses of $0.5 million were attributable to noncontrolling interests. No gains or losses were recognized in income related to this embedded credit derivative during 2009.

See below for information on our purposes for entering into derivative instruments, including those not designated as hedging instruments, and for information on derivative instruments owned by unconsolidated ventures, which are excluded from the tables above.

Interest Rate Swaps and Caps

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable rate non-recourse mortgage loans and, as a result, may enter into interest rate swap agreements or interest rate cap agreements with counterparties. Interest rate swaps, which effectively convert the variable rate debt service obligations of the loan to a fixed rate, are agreements in which one party exchanges a stream of interest payments for a counterparty's stream of cash flow over a specific period. The notional, or face, amount on which the swaps are based is not exchanged. Interest rate caps limit the effective borrowing rate of variable rate debt obligations while allowing participants to share in downward shifts in interest rates. Our objective in using these derivatives is to limit our exposure to interest rate movements.

The interest rate swap and interest rate cap derivative instruments that we had outstanding at December 31, 2009 were designated as cash flow hedges and are summarized as follows (dollars in thousands):

	TYPE	NOTIONAL AMOUNT	EFFECTIVE INTEREST RATE	EFFECTIVE DATE	EXPIRATION DATE	FAIR VALUE AT DECEMBER 31, 2009
3-Month LIBOR	"Pay-fixed" swap[(a)]	$ 27,000	3.7%	1/2010	12/2019	$ (20)
3-Month LIBOR	Interest rate cap[(b)]	119,154	8.8%	8/2009	8/2014	2,985
						$2,965

(a) We entered into this interest rate swap in December 2009.

(b) The applicable interest rate of the related debt was 5.0%, which was below the interest rate cap at December 31, 2009. Inclusive of noncontrolling interests in the notional amount and fair value of the swap of $53.6 million and $1.3 million, respectively.

In addition, an unconsolidated venture that leases properties to Berry Plastics, and in which we hold a 50% ownership interest, had a non-recourse mortgage loan with a total carrying value of $29.0 million at December 31, 2009. The financing bears interest at an annual interest rate of LIBOR plus 5%, with a minimum rate of 6% and a maximum rate that has been capped at 10% through the use of an interest rate cap designated as a cash flow hedge. The applicable interest rate of the related debt of 6.6% was below the interest rate cap at December 31, 2009. The interest rate cap expires in March 2015 and had an estimated total fair value of less than $0.1 million at December 31, 2009. We recognized a de minimis gain in Other comprehensive loss in equity related to this instrument during 2009. Amounts provided represent the entire amount attributable to the venture, not our proportionate share.

Embedded Credit Derivative

In August 2008, a venture in which we and an affiliate have 67% and 33% interests, respectively, and which we consolidate, acquired an investment in Germany. In connection with the investment, the venture obtained non-recourse mortgage financing for which the interest rate has both fixed and variable components. In connection with providing the financing, the lender entered into an interest rate swap agreement on its own behalf through which the fixed interest rate component on the financing was converted into a variable interest rate instrument. Through the venture, we have the right, at our sole discretion, to prepay this debt at any time and to participate in any realized gain or loss on the interest rate swap at that time. This participation right is deemed to be an embedded credit derivative. In connection with the tenant's bankruptcy filing in December 2008, we incurred a loss of $1.4 million, inclusive of noncontrolling interest of $0.5 million, to write down the value of this derivative to $0 at

December 31, 2008. The derivative had an estimated fair value of $0 at both December 31, 2009 and 2008. This derivative did not generate any gains or losses during 2009.

Other

Amounts reported in Other comprehensive loss in equity related to derivatives will be reclassified to interest expense as interest payments are made on our variable-rate debt. At December 31, 2009, we estimate that $0.9 million, inclusive of amounts attributable to noncontrolling interests of less than $0.1 million, will be reclassified as interest expense during the next twelve months.

We have agreements with certain of our derivative counterparties that contain certain credit contingent provisions that could result in a declaration of default against us regarding our derivative obligations if we either default or are capable of being declared in default on any of our indebtedness. At December 31, 2009, we have not been declared in default on any of our derivative obligations.

Concentration of Credit Risk

Concentrations of credit risk arise when a group of tenants is engaged in similar business activities or is subject to similar economic risks or conditions that could cause them to default on their lease obligations to us. We regularly monitor our portfolio to assess potential concentrations of credit risk. Our portfolio contains concentrations in excess of 10% of current annualized lease revenues in certain areas, as described below, because we have a limited number of investments. Although we view our exposure from properties that we purchased together with our affiliates based on our ownership percentage in these properties, the percentages below are based on our consolidated ownership and not on our actual ownership percentage in these investments.

At December 31, 2009, the majority of our directly owned real estate properties were located in the U.S. (77%), with New York (40%) representing a significant domestic concentration. All of our directly owned international properties were located in the European Union, with Germany (10%) representing the only concentration. The following tenants represent more than 10% of our total current annualized lease revenues: The New York Times Company (40%) (inclusive of amounts attributable to noncontrolling interests) and Life Time Fitness, Inc. (10%). At December 31, 2009, our directly owned real estate properties contained concentrations in the following asset types: office (55%), retail (19%); and industrial (15%) and in the following tenant industries: media — printing and publishing (40%), electronics (11%), leisure, amusement and entertainment (10%) and healthcare, education and childcare (10%).

Many companies in automotive related industries (manufacturing, parts, services, etc.) have been experiencing increasing difficulties in recent years. Our tenants Waldaschaff Automotive GmbH (the successor entity to Wagon Automotive GmbH) and Wagon Automotive Nagold GmbH, which operate in the automotive industry, contributed $1.3 million and $2.3 million, respectively, of our lease revenue for the year ended December 31, 2009 and $0.8 million and $0.9 million, respectively, of our lease revenue for the year ended December 31, 2008, all of which are inclusive of amounts attributable to the holder of a 33% noncontrolling interest in the properties. In December 2008, Wagon PLC, the parent of Wagon and a guarantor of both tenants' obligations under the leases, filed for bankruptcy protection in the United Kingdom for itself and certain of its subsidiaries based in the United Kingdom, and Wagon Automotive GmbH filed for bankruptcy in Germany. In May 2009, Wagon Automotive GmbH terminated its lease with us and a successor company, Waldaschaff Automotive GmbH, took over the business. Waldaschaff Automotive has been paying rent to us, albeit at a significantly reduced rate, while new lease terms are being negotiated, but at the date of this Report is operating under the protection of the insolvency administrator. Wagon Automotive GmbH's affiliate, Wagon Automotive Nagold GmbH, has not filed for bankruptcy. In October 2009 we terminated the existing lease and signed a new lease with Wagon Automotive Nagold GmbH on substantially the same terms. In connection with the bankruptcy filings by Wagon PLC and Wagon Automotive GmbH, the lender of the mortgage financing has sent us a notice in order to preserve its right to retain any rent payments that may be made under the leases, as well as to take further actions, including accelerating the debt and foreclosure. The lender has not exercised any of these rights at the date of this Report. We incurred impairment charges totaling $8.3 million in connection with these investments in 2009.

11 | IMPAIRMENT CHARGES ON NET INVESTMENTS IN PROPERTIES

See Note 7 for a discussion of impairment charges incurred during 2009 related to our CMBS investments.

The following table summarizes impairment charges recognized on our consolidated and unconsolidated real estate investments during 2009 and 2008 (in thousands):

	YEARS ENDED DECEMBER 31,	
	2009	2008
Net investments in properties[(a)]	$ 7,471	$ —
Net investment in direct financing lease[(a)]	800	—
TOTAL IMPAIRMENT CHARGES INCLUDED IN EXPENSES	8,271	—
Equity investments in real estate[(b)]	2,930	2,120
TOTAL IMPAIRMENT CHARGES	**$11,201**	**$2,120**

(a) Inclusive of amounts attributable to noncontrolling interests totaling $2.8 million.

(b) Impairment charges on our equity investments are included in Income (loss) from equity investments in real estate on our consolidated statement of operations.

Impairment Charges

Waldaschaff Automotive GmbH and Wagon Automotive Nagold GmbH

During 2009, we recognized impairment charges of $8.3 million related to Waldaschaff Automotive GmbH (formerly Wagon Automotive GmbH) and Wagon Automotive Nagold GmbH, comprised of $7.5 million to reduce the carrying value of the Waldaschaff Automotive property to its estimated fair value and $0.8 million to reflect a decline in the estimated residual value of the Wagon Automotive Nagold property. We calculated the estimated fair value of these properties based on a discounted cash flow analysis and based on a third party appraisal. In May 2009, our former tenant, Wagon Automotive GmbH, terminated its lease with us and a successor company, Waldaschaff Automotive GmbH, took over the business. Waldaschaff Automotive has been paying rent to us, albeit at a significantly reduced rate, while new lease terms are being negotiated, but at the date of this Report is operating under the protection of the insolvency administrator. Wagon Automotive GmbH's affiliate, Wagon Automotive Nagold GmbH, has not filed for bankruptcy. In October 2009 we terminated the existing lease and signed a new lease with Wagon Automotive Nagold GmbH on substantially the same terms. At December 31, 2009, the Waldaschaff Automotive and Wagon Automotive Nagold properties were classified as Net investments in properties and net investment in direct financing leases, respectively, in the consolidated financial statements.

Berry Plastics

During 2009 and 2008, we incurred other-than-temporary impairment charges of $2.9 million and $2.1 million to reduce the carrying value of our investment in the Berry Plastics venture to the estimated fair value of the venture's underlying net assets. Berry Plastics continues to meet all of its obligations under the terms of its lease.

12 | DEBT

Non-recourse and limited-recourse debt consists of mortgage notes payable, which are collateralized by an assignment of real property and direct financing leases with an aggregate carrying value of $526.6 million at December 31, 2009. Our mortgage notes payable bore interest at fixed annual rates ranging from 4.5% to 8.0% and variable annual rates ranging from 5.0% to 6.6%, with maturity dates ranging from 2014 to 2028 at December 31, 2009.

Scheduled debt principal payments during each of the next five years following December 31, 2009 and thereafter are as follows (in thousands):

YEARS ENDING DECEMBER 31,	TOTAL
2010	$ 5,776
2011	6,140
2012	6,485
2013	6,845
2014	112,848
Thereafter through 2028	162,814
TOTAL	**$300,908**

Financing Activity

Amounts below are based on the exchange rate of the Euro at the date of financing, as applicable.

2009 — We obtained mortgage financing totaling $171.7 million during 2009. In August 2009, we obtained mortgage financing, which matures in September 2014, in connection with the New York Times transaction of $119.8 million, inclusive of amounts attributable to noncontrolling interests of $53.9 million. The financing bears interest at an annual interest rate of LIBOR plus 4.8%, with a minimum rate of 4.8% and a maximum rate that has been capped at 8.8% through the use of an interest rate cap designated as a cash flow hedge (Note 10). We also obtained mortgage financing on two domestic investments totaling $51.9 million, inclusive of amounts attributable to noncontrolling interests of $9.4 million. The financing has a weighted average annual interest rate of up to 7.2% and a weighted average term of 8.7 years. A portion of this debt bears interest at a variable rate that has been effectively converted to a fixed annual interest rate through the use of an interest rate swap (Note 10).

2008 — During 2008, we obtained non-recourse mortgage financing totaling $139.7 million, inclusive of amounts attributable to noncontrolling interests of $20.6 million, at a weighted average fixed annual interest rate and term of 6.9% and 11 years, respectively. In addition, in connection with purchase commitments related to two German investments (Note 4), we obtained commitments from lenders for non-recourse mortgage financing totaling $13.0 million, inclusive of amounts attributable to noncontrolling interests of $4.4 million, at a fixed annual interest rate to be determined at the date of funding and having a weighted average term of seven years. These purchase commitments expire in August 2010 and July 2011; however, one of the tenants, Wagon Automotive GmbH, filed for bankruptcy in Germany, which relieved us and the mortgage lender of our respective obligations with respect to the funding of the expansion at that property.

13 | COMMITMENTS AND CONTINGENCIES

Various claims and lawsuits arising in the normal course of business are pending against us. The results of these proceedings are not expected to have a material adverse effect on our consolidated financial position or results of operations.

14 | EQUITY

Distributions

Distributions paid to shareholders consist of ordinary income, capital gains, return of capital or a combination thereof for income tax purposes. The following table presents distributions per share reported for tax purposes:

	YEARS ENDED DECEMBER 31,	
	2009	**2008**
Ordinary income	**$0.32**	$ 0.32
Return of capital	**0.31**	0.24
TOTAL DISTRIBUTIONS	**$0.63**	**$0.56**

In September 2009, our board of directors approved a distribution of $0.00173913 per share, which equates to an annualized yield of 6.4% on our initial public offering price of $10.00 per share, for each day during the period an investor was a shareholder of record from and including October 1, 2009 through December 31, 2009, which was paid on January 15, 2010.

In December 2009, our board of directors announced that the first quarter of 2010 annualized yield will remain at 6.4% on our initial public offering price of $10.00 per share. The daily distribution rate of $0.0017778 per share is payable to shareholders of record at the close of business on each day during the quarter and will be paid in aggregate on or about April 15, 2010.

Accumulated Other Comprehensive Loss

The following table presents accumulated other comprehensive loss reflected in equity. Amounts include our proportionate share of other comprehensive loss from our unconsolidated investments (in thousands):

	DECEMBER 31,	
	2009	**2008**
Foreign currency translation adjustment	**$(3,136)**	$ (2,288)
Unrealized loss on derivative instrument	**(261)**	—
Impairment loss on commercial mortgage-backed securities	**(1,505)**	—
ACCUMULATED OTHER COMPREHENSIVE LOSS	**$(4,902)**	**$(2,288)**

15 | SEGMENT INFORMATION

We have determined that we operate in one business segment, real estate ownership, with domestic and foreign investments. At December 31, 2007, all of our operations were domestic and we had no revenues or long-lived assets. Geographic information for this segment is as follows (in thousands):

2009	DOMESTIC	FOREIGN[a]	TOTAL COMPANY
Revenues	$ 41,830	$ 8,363	$ 50,193
Total long-lived assets[b]	506,604	191,728	698,332

2008	DOMESTIC	FOREIGN[a]	TOTAL COMPANY
Revenues	$ 5,919	$ 3,761	$ 9,680
Total long-lived assets[b]	174,942	98,372	273,314

(a) Consists of operations in Germany, and in 2009, also in Hungary, Poland, Spain and the United Kingdom.

(b) Consists of real estate, net; net investment in direct financing leases and equity investments in real estate.

16 | SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	THREE MONTHS ENDED			
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	MARCH 31, 2009	JUNE 30, 2009	SEPTEMBER 30, 2009	DECEMBER 31, 2009
Revenues	$ 8,709	$ 13,584	$ 13,453	$ 14,447
Operating expenses	(3,690)	(3,536)	(1,467)	(27,335)
Net income (loss)[a]	1,515	8,174	8,415	(15,924)
Less: Net (income) loss attributable to noncontrolling interests	(1,217)	(3,730)	(3,864)	(1,070)
Net income (loss) attributable to CPA®17 — Global Shareholders	298	4,444	4,551	(16,994)
Earnings (loss) per share attributable to CPA®17 — Global Shareholders	0.01	0.09	0.08	(0.32)
Distributions declared per share	0.1562	0.1575	0.1587	0.1600

	THREE MONTHS ENDED			
	MARCH 31, 2008	JUNE 30, 2008	SEPTEMBER 30, 2008	DECEMBER 31, 2008
Revenues	$ —	$ 322	$ 3,590	$ 5,768
Operating expenses	(306)	(671)	(1,592)	(2,106)
Net (loss) income[(b)]	(159)	165	722	(2,378)
Less: Net (income) loss attributable to noncontrolling interests	—	—	(115)	518
Net (loss) income attributable to CPA®17 — Global Shareholders	(159)	165	607	(1,860)
(Loss) earnings per share attributable to CPA®17 — Global Shareholders	(0.05)	0.01	0.03	(0.06)
Distributions declared per share	0.1375	0.1375	0.1390	0.1438

(a) Net loss for the three months ended December 31, 2009 includes the recognition of other-than-temporary impairment charges of $15.6 million recognized in earnings in connection with our CMBS investments (Note 7) and impairment charges of $8.3 million related to certain of our net investments in real estate (Note 11).

(b) Net loss for the three months ended December 31, 2008 includes the recognition of an other-than-temporary impairment charge of $2.1 million related to an equity investment in real estate (Note 11) and an unrealized loss of $1.4 million, inclusive of noncontrolling interest of $0.5 million, to write down the value of an embedded credit derivative (Note 10).

17 | PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

The following consolidated pro forma financial information has been presented as if our investments made and new financing obtained since February 20, 2007 (inception) had occurred on January 1, 2009 for the year ended December 31, 2009, on January 1, 2008 for the year ended December 31, 2008 and on February 20, 2007 (inception) for the period from inception (February 20, 2007) through December 31, 2007. The pro forma financial information is not necessarily indicative of what the actual results would have been, nor does it purport to represent the results of operations for future periods.

	YEARS ENDED DECEMBER 31,		PERIOD FROM INCEPTION (FEBRUARY 20, 2007) TO
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	**2009**	2008	DECEMBER 31, 2007
Pro forma total revenues	**$68,221**	$ 68,862	$ 63,305
Pro forma net income[(a)]	**6,212**	34,576	38,582
Less: Net income attributable to noncontrolling interests	**(8,988)**	(10,013)	(13,656)
Pro forma net income attributable to CPA®:17 — Global Shareholders	**(2,776)**	24,563	24,926
Pro forma earnings per share[(a)]:			
Net income attributable to CPA®:17 — Global Shareholders	**(0.03)**	0.31	0.31

(a) Pro forma net income and pro forma earnings per share for the year ended December 31, 2009 reflect the recognition of other-than-temporary impairment charges of $15.6 million incurred in connection with our CMBS investments (Note 7) and impairment charges of $11.2 million related to certain of our net investments in real estate and equity investments in real estate (Note 11). Pro forma net income and pro forma earnings per share for the year ended December 31, 2008 reflect the impact of an other-than-temporary impairment charge of $2.1 million related to an equity investment in real estate (Note 11) and an unrealized loss of $1.4 million, inclusive of noncontrolling interest of $0.5 million, to write down the value of an embedded credit derivative (Note 10). Pro forma net income includes actual interest income generated from the proceeds of our public offering. A portion of these proceeds was used to fund the investments included in the foregoing pro forma financial information.

The pro forma weighted average shares outstanding for the years ended December 31, 2009 and 2008 and for the period from inception (February 20, 2007) through December 31, 2007 were determined as if all shares issued since our inception through December 31, 2009 were issued on January 1, 2009, 2008 and February 20, 2007, respectively.

18 | SUBSEQUENT EVENTS

In May 2009, the FASB issued authoritative guidance for subsequent events, which we adopted as required in the second quarter of 2009. The guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.

In February and March 2010, we entered into two domestic and one international investment at a total cost of approximately $120.0 million. During February 2010, we obtained non-recourse mortgage financing in connection with our 2009 and 2010 investment activity totaling $71.7 million, at a weighted average fixed annual interest rate and term of 6.1% and 7.9 years, respectively. Amounts are based on the exchange rate of the Euro at the date of acquisition, as applicable.

Report on Form 10-K

The advisor will supply without charge to any shareholder, upon written request to Ms. Susan C. Hyde, Director of Investor Relations, Corporate Property Associates 17 – Global Inc., 50 Rockefeller Plaza, New York, NY 10020, a copy of the annual report on Form 10-K for the year ended December 31, 2009, including the financial statements and schedules.

Corporate Information

MANAGEMENT

Wm. Polk Carey
Chairman of the Board

Gordon F. DuGan
Chief Executive Officer

Jan F. Kärst
President

Mark J. DeCesaris
Managing Director, Acting Chief Financial Officer and Chief Administrative Officer

Jason E. Fox
Managing Director – Investments

Mark M. Goldberg
Managing Director

Benjamin P. Harris
Managing Director – Investments

Susan C. Hyde
Managing Director and Secretary

John D. Miller
Chief Investment Officer

Gino M. Sabatini
Managing Director – Investments

Anne Coolidge Taylor
Managing Director – Investments

Thomas E. Zacharias
Managing Director and Chief Operating Officer

Greg Butchart
Executive Director – International Asset Management

Jeffrey S. Lefleur
Executive Director – Investments

Paul Marcotrigiano
Executive Director and Chief Legal Officer

Thomas Ridings
Executive Director and Chief Accounting Officer

Jiwei Yuan
Executive Director – Finance

Kristin Chung
Senior Vice President and Controller

Donna M. Neiley
Senior Vice President – Asset Management

Richard J. Paley
Senior Vice President and Associate General Counsel

Gregory M. Pinkus
Senior Vice President – Finance

Gagan S. Singh
Senior Vice President – Finance

C. Jay Steigerwald III
Senior Vice President

Jeff Zomback
Senior Vice President and Treasurer

Kathleen M. Barthmaier
Director – Investments

Chad Edmonson
Director – Investments

Brooks Gordon
Director – Asset Management

Holly Mauro
Director – Asset Management

Nicholas L. Pell
Director – Investments

Darren Postel
Director – Asset Management

Jennifer Walsh
Director – Investments

INVESTMENT COMMITTEE OF CAREY ASSET MANAGEMENT CORP.

Nathaniel S. Coolidge
Chairman; Former Head of Bond and Corporate Finance Department, John Hancock Mutual Life Insurance Company

Trevor P. Bond
Member; Managing Member of Maidstone Investment Co., LLC

Axel K.A. Hansing
Member; Senior Partner Coller Capital, Ltd.

Frank J. Hoenemeyer
Member; Former Vice Chairman and Chief Investment Officer, The Prudential Insurance Company of America

Dr. Lawrence R. Klein
Member; Nobel Laureate in Economics, Benjamin Franklin Professor Economics (Emeritus), University of Pennsylvania

Nick J.M. van Ommen
Member; former Chief Executive Officer, European Public Real Estate Association

Dr. Karsten von Köller
Member; Chairman, Loan Star Germany GmbH

DIRECTORS

Wm. Polk Carey
Chairman of the Board

Gordon F. DuGan
Chief Executive Officer

James D. Price
Chairman of the Audit Committee President, Price & Marshall, Inc.

Dr. Marshall E. Blume
Director, Rodney L. White Center for Financial Research, University of Pennsylvania

Elizabeth P. Munson
President, The Rockefeller Trust Company

AUDITORS

PricewaterhouseCoopers LLP

EXECUTIVE OFFICES

Corporate Property Associates 17 Inc.
50 Rockefeller Plaza
New York, NY 10020
212-492-1100
1-800-WP CAREY

TRANSFER AGENT

Phoenix American Financial Services, Inc.
2401 Kerner Boulevard
San Rafael, CA 94901
1-888-241-3737
www.wpcarey.com/shareholderaccess

ANNUAL MEETING

June 9, 2010 at 4:00 p.m.
at the Executive Offices

FORM 10-K

A Copy of The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained at www.sec.gov or without charge by writing the Executive Offices at the above address.

E-DELIVERY

To receive future investor-related correspondence electronically go to www.wpcarey.com/shareholderaccess

WEBSITE

www.CPA17GLOBAL.com

E-MAIL

CPA17GLOBAL@wpcarey.com

Note: Management services are provided by officers of W. P. Carey & Co. LLC, the company's advisor, and its subsidiaries.



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Corporate Property Associates 17 – Global
50 Rockefeller Plaza
New York, NY 10020
1-800-WP CAREY
cpa17global@wpcarey.com
www.cpa17global.com

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